Exhibit 99.1

BARRICK GOLD CORPORATION

Notice of Annual Meeting of Shareholders

May 2, 2012

Management Proxy Circular

Table of Contents

Invitation to Shareholders

Notice of Annual Meeting of Shareholders of Barrick Gold Corporation

MANAGEMENT PROXY CIRCULAR	1
General Information	1
Part One – Voting Information	2
Voting Matters	2
Who Can Vote	2
Voting Your Barrick Common Shares	2
Voting by Proxy	2
Additional Matters Presented at the Annual Meeting	3
Voting Shares and Principal Holders	4
Part Two – Business of the Meeting	5
1. Receiving the Consolidated Financial Statements	5
2. Election of Directors	5
Majority Voting	5
Nominees for Election as Directors	5
Board and Committee Meetings Held and Overall Attendance Levels in 2011	11
Attendance Record in 2011 for Director Not Standing for Re-Election	11
3. Appointment of Auditors	11
4. Shareholder Advisory Vote on Approach to Executive Compensation	12
Part Three – Statement of Corporate Governance Practices	13
Constitution of the Board of Directors	13
Functioning of the Board of Directors	15
Committees of the Board	16
Corporate Governance Guidelines	19
Code of Business Conduct and Ethics	19
Shareholder Communications	20
International Advisory Board	20
Part Four – Report on Director Compensation and Equity Ownership	21
Remuneration	21
Directors’ Equity Awards	21
Individual Director Compensation	22
Director Share Ownership Requirement	26
Part Five – Report on Executive Compensation	27
Compensation Committee Report	27
Composition and Role of the Compensation Committee	28
Compensation Discussion and Analysis	30
Performance Graphs	45
Compensation of Named Executive Officers	48
Executive Retirement Plan Benefits	55
Potential Payments Upon Termination	56
Potential Payments Upon Change-In-Control Terminations for Covered Executives	58
Part Six – Other Information	62
Equity Compensation Plan Information	62
Directors’ and Officers’ Insurance and Indemnification	66
Availability of Disclosure Documents	66
Directors’ Approval	68
Schedule A – Mandate of the Board of Directors	A-1

March 16, 2012

Dear Shareholder:

On behalf of the Board of Directors, I invite you to attend Barrick’s Annual Meeting of Shareholders to be held on Wednesday, May 2, 2012 at 10:00 a.m., Toronto time, in the John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario.

At the meeting, we will report to you on Barrick’s performance in 2011 and our plans for the future. You will also be able to meet and ask questions of the Board of Directors and senior management.

The enclosed Management Proxy Circular describes the business to be conducted at the meeting. It is important that you exercise your vote, either in person at the meeting or by completing and returning your proxy. Your participation as a shareholder is very important to us.

If you cannot attend the meeting in person, you may view a live web cast of the meeting at www.barrick.com. The recorded version of the meeting will be available at www.barrick.com until the next Annual Meeting of Shareholders.

We hope that we will have the opportunity to welcome you to this year’s Annual Meeting.

Sincerely,

PETER MUNK

CHAIRMAN

BARRICK GOLD CORPORATION

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario, Canada M5J 2S1

Notice of Annual Meeting of Shareholders

NOTICE is hereby given that the Annual Meeting of the Shareholders (the “Meeting”) of Barrick Gold Corporation (the “Company” or “Barrick”) will be held in the John Bassett Theatre of the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario on Wednesday, May 2, 2012 at 10:00 a.m. (Toronto time) in order to:

1.	Receive the consolidated financial statements of the Company for the year ended December 31, 2011 and the auditors’ report thereon;

2.	Elect directors who will serve until the next annual meeting of shareholders;

3.	Appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration;

4.	Consider the advisory resolution to accept the approach to executive compensation disclosed in the accompanying Management Proxy Circular; and

5.	Transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

Barrick’s Board of Directors has fixed the close of business on March 7, 2012 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. Barrick has prepared a list, as of the close of business on the record date, of the holders of Barrick common shares. A holder of record of Barrick common shares whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.

DATED at Toronto, Ontario, this 16th day of March, 2012.

By Order of the Board of Directors,

Faith T. Teo Vice-President, Assistant General Counsel and Secretary

Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return the enclosed proxy or voting instruction form promptly. To be effective, Barrick proxies must be received at the Toronto office of CIBC Mellon Trust Company, the Company’s registrar and transfer agent, by 5:00 p.m. (Toronto time) on May 1, 2012 or the last business day prior to any adjourned or postponed Meeting. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

Shareholders may direct questions and requests for assistance to Barrick’s proxy solicitation and information agent for the Meeting, Phoenix Advisory Partners, by telephone: 1-800-398-2816 (toll-free within Canada and the United States) or collect at 201-806-2222; facsimile: 1-888-509-5907 (within Canada and the United States); or email: inquiries@phoenixadvisorypartners.com.

Proxies will be counted and tabulated by CIBC Mellon Trust Company, the Company’s registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders.

BARRICK GOLD CORPORATION

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario, Canada M5J 2S1

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Barrick Gold Corporation (the “Company” or “Barrick”) for use at the Annual Meeting of Shareholders (or any postponement or adjournment thereof) of Barrick (the “Meeting”) to be held at 10:00 a.m. (Toronto time) on Wednesday, May 2, 2012 in the John Bassett Theatre of the Metro Convention Centre, 255 Front Street West, Toronto, Ontario for the purposes set forth in the accompanying Notice of Meeting.

General Information

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, Barrick has retained Phoenix Advisory Partners to assist in the solicitation of proxies by mail and telephone in the United States and Canada for estimated fees of $40,000. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by Barrick. The Company will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of common shares of Barrick (“Barrick Common Shares”). It is anticipated that copies of this Circular, the Notice of Meeting, and accompanying proxy form or voting instruction form will be distributed to shareholders on or about March 26, 2012.

This Circular provides the information that you need to vote at the Meeting.

•	If you are a registered holder of Barrick Common Shares, we have enclosed a proxy form that you can use to vote at the Meeting.

•	If your Barrick Common Shares are held by a nominee, you may receive either a form of proxy or voting instruction form and should follow the instructions provided by the nominee.

Unless otherwise indicated, the information in this Circular is given as at March 1, 2012.

Unless otherwise indicated, all dollar references in this Circular are to United States dollars and all references to financial results are based on our financial statements prepared in accordance with U.S. GAAP. Unless otherwise indicated, all references to “US$” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. The annual average exchange rate for 2011 reported by the Bank of Canada was US$1.00 = Cdn$0.9891.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Barrick or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Barrick (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

PART ONE

VOTING INFORMATION

Voting Matters

At the Meeting, shareholders are voting on:

•	the election of directors who will serve until the next annual meeting of shareholders;

•	the appointment of auditors that will serve until the next annual meeting of shareholders and authorization of the Board of Directors to set their remuneration; and

•	the advisory resolution to accept the approach to executive compensation disclosed in the Circular.

Who Can Vote

The record date for the Meeting is Wednesday, March 7, 2012. Barrick has prepared a list, as of the close of business on the record date, of the registered holders of Barrick Common Shares. A holder of Barrick Common Shares whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting. Each Barrick Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

Voting Your Barrick Common Shares

Registered Shareholders

If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described under “— Voting by Proxy”.

Non-registered Shareholders

Your Barrick Common Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee, you are a non-registered shareholder. Your nominee is entitled to vote the shares held by it on the record date. Your nominee is required to seek your instructions as to how to vote your shares. You may vote your Barrick Common Shares through your nominee or in person.

To vote your Barrick Common Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered shareholders to direct the voting of the Barrick Common Shares that they beneficially own.

If you are a non-registered shareholder, to vote your shares in person at the Meeting, you should take the following steps:

(1)	appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or form of proxy, and

(2)	follow the nominee’s instructions for return of the executed form or other method of response.

Do not otherwise complete the form as your vote, or your designate’s vote, will be taken at the Meeting.

Voting by Proxy

If you will not be at the Meeting or do not wish to vote in person, we still encourage you to vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the enclosed proxy form.

Your Proxy Vote and Appointing a Proxyholder

On the proxy form, you can indicate how you want to vote your Barrick Common Shares, or you can let your proxyholder decide for you.

All Barrick Common Shares represented by properly completed proxies received at the Toronto office of CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Tuesday, May 1, 2012 or the last business day before any adjourned or postponed Meeting will be voted or withheld from voting at the Meeting.

Proxies should be delivered to CIBC Mellon Trust Company, by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; by personal delivery at Proxy Dept., 320 Bay Street, B1 Level, Toronto, Ontario M5H 4A6; by facsimile at (416) 368-2502 or 1-866-781-3111 (within Canada and the United States); via telephone at 1-866-249-5094 (within Canada and the United States); or via the Internet at https://www.proxypush.ca/abx.

If you give directions on how to vote your shares, your proxyholder must vote (or withhold from voting) your shares according to your instructions, including on any ballot votes that take place at the meeting. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit.

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Barrick. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Barrick, are appointed to act as your proxyholder. If you have not specified whether or how to vote on a particular matter(s) and the persons designated in the form are appointed as your proxyholder, your Barrick Common Shares will be voted as follows:

•

FOR the election as directors of all nominees listed in this Circular (provided that if any of such individuals is unable to serve or otherwise withdraws his or her name, your proxyholder can nominate and vote for another individual at his or her discretion);

•	FOR the appointment of PricewaterhouseCoopers LLP as independent auditors until the next annual meeting of shareholders and the authorization of the Board of Directors to set their remuneration; and

•	FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•

You may send another proxy form with a later date to the Toronto office of CIBC Mellon Trust Company, but it must reach CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Tuesday, May 1, 2012 or the last business day before any adjourned or postponed Meeting.

•

You may deliver a signed written statement, stating that you want to revoke your proxy, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Tuesday, May 1, 2012, or the last business day before any adjourned or postponed Meeting, at Brookfield Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-2492.

•	You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy.

•	You may revoke your proxy in any other manner permitted by law.

Additional Matters Presented at the Annual Meeting

The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form for Barrick Common Shares and any matter is presented at the Meeting in addition to, or as an amendment or variation to, the matters described in the Notice of Meeting, the Barrick officers named as proxies will vote in their best judgment. When this Circular went to press, management of Barrick was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in such notice.

Voting Shares and Principal Holders

The Barrick Common Shares are the only shares which entitle shareholders to vote at the Meeting. As at Wednesday, March 7, 2012, 1,000,539,320 Barrick Common Shares were issued and outstanding. The holders of Barrick Common Shares are entitled to one vote per share. The presence of at least two people holding or representing by proxy at least 25% of the total number of votes attached to the issued shares entitled to vote at the Meeting is necessary for a quorum at the Meeting. To the knowledge of the directors and officers of Barrick, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company as of March 7, 2012. Barrick’s employees are entitled to vote their Barrick Common Shares beneficially owned by them in Company-sponsored equity compensation plans. As of March 7, 2012, the beneficial ownership of Barrick Common Shares by Barrick’s employees in Company-sponsored equity compensation plans was less than one percent of the issued and outstanding Barrick Common Shares.

PART TWO

BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	Receiving the consolidated financial statements of the Company for the fiscal year ended December 31, 2011, and the auditors’ report thereon;

2.	Electing directors who will serve until the next annual meeting of shareholders;

3.	Appointing the auditors that will serve until the next annual meeting of shareholders and authorizing the directors to set their remuneration;

4.	Considering the advisory resolution to accept the approach to executive compensation disclosed in this Circular; and

5.	Any such other business as may properly be brought before the Meeting.

1. Receiving the Consolidated Financial Statements

The consolidated financial statements of the Company for the fiscal year ended December 31, 2011 are included in Barrick’s 2011 Annual Report, which is being mailed to the Company’s registered and beneficial shareholders who requested it. Management will review Barrick’s consolidated financial results at the Meeting, and shareholders and proxyholders will be given an opportunity to discuss these results with management. The 2011 Annual Report is available on Barrick’s website at www.barrick.com, on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

2. Election of Directors

Majority Voting

Barrick has adopted a majority voting policy in its Corporate Governance Guidelines pursuant to which any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of their election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.

Nominees for Election as Directors

It is proposed that the 14 people listed below be nominated for election as directors of Barrick to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees are currently directors of Barrick and have been directors since the dates indicated. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

Mr. Peter Crossgrove, who has served as a director since 1993, will retire from the Board immediately prior to the Meeting.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of Barrick will be voted FOR the election of the proposed nominees. If any proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another individual in their discretion.

The following table sets forth for each nominee for election as director as of March 1, 2012: age; place of residence; present principal occupation and principal occupations held in the last five years if different; a brief description of the nominee’s principal directorships, memberships and education; past directorships of publicly-traded companies during the preceding five years; key areas of expertise; the number of Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised(1); the number of Deferred Share Units (DSUs) credited to the nominee; the number of Restricted Share Units (RSUs) credited to the nominee; the number of outstanding options held by the nominee under Barrick’s stock option plans (there have been no stock option grants to non-management directors since May 2003); whether the nominee meets Barrick’s share ownership guidelines for directors; the date the nominee became a director of Barrick; current membership on Committees of the Board of Directors; record of attendance at meetings of the Board of Directors and its Committees during 2011; and whether or not the Board of Directors has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Company.

Howard L. Beck, 78 Toronto, Ontario, Canada

Mr. Beck is a corporate director. Mr. Beck was a senior partner of the law firm, Davies, Ward & Beck from 1962 to 1989. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen’s Counsel in 1971.

At different times during the period from 2007 to 2011, Mr. Beck also served as a director or trustee of the following publicly-traded entities: Trizec Canada Inc., Trizec Properties Inc. and Cineplex Galaxy Income Fund.

Areas of Expertise: Law, Finance and Management

Barrick Board Details:

• Director since July 14, 1984

• Meetings attended in 2011: Board – 5 of 5 regular, 4 of 4 special; Finance Committee – 4 of 4;
Corporate Governance and Nominating Committee – 1 of 1(2)

• Meets share ownership guidelines

• Independent

Shares:	169,144
DSUs:	32,540
Options:	Nil

William Birchall, 69 Toronto, Ontario, Canada

Mr. Birchall is the Vice Chairman of Barrick. Mr. Birchall is the former Vice Chairman of Trizec Hahn Corporation, a real estate company. He is the President of the William Birchall Foundation. He graduated from Merchant Taylor’s School and is a Fellow of the United Kingdom Institute of Chartered Accountants.

Mr. Birchall is also a director of Rogers Communications Inc. During the period from 2007 to 2011, Mr. Birchall did not serve as a director of any other publicly-traded companies.

Areas of Expertise: Finance and Management, Metals and Mining, International Business

Barrick Board Details:

• Director since July 14, 1984

• Meetings attended in 2011: Board – 5 of 5 regular, 4 of 4 special; Finance Committee (Chair) – 4 of 4; Corporate Responsibility Committee – 3 of 4

• Meets share ownership guidelines

• Non-Independent (Vice Chairman of Barrick)

Shares:	285,220
DSUs:	4,004
Options:	200,000

Donald J. Carty, 65 Dallas, Texas, USA

Mr. Carty is the Chairman of Porter Airlines Inc. and Virgin America Airlines, commercial airline companies. He served as Vice Chairman and Chief Financial Officer of Dell Inc., a computer manufacturer, from January 2007 until June 2008. Mr. Carty is the former Chairman and Chief Executive Officer of AMR Corp. and American Airlines, a commercial airline company. Mr. Carty is also a member of the board of directors of Big Brothers Big Sisters Lonestar and a member of the board of trustees of Southern Methodist University. He holds an undergraduate degree and an honorary doctor of law from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Mr. Carty is also a director of Canadian National Railway Company, Dell Inc., Gluskin Sheff & Associates, Inc. and Talisman Energy Inc. At different times during the period from 2007 to 2011, Mr. Carty also served as a director of the following publicly-traded companies: CHC Helicopter Corporation and Hawaiian Holdings, Inc.

Areas of Expertise: Finance and Management, International Business, Aviation

Barrick Board Details:

• Lead Director

• Director since February 22, 2006

• Meetings attended in 2011: Board – 5 of 5 regular, 4 of 4 special;
Audit Committee – 5 of 5; Compensation Committee (Chair) – 4 of 4

• Meets share ownership guidelines

• Independent

Shares:	10,000
DSUs:	24,365
Options:	Nil

Gustavo Cisneros, 66 Santo Domingo, Dominican Republic

Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. He is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, Haiti Presidential International Advisory Board, The Americas Society, Georgetown University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Mr. Cisneros served as a director of Univision Communications Inc. until March 2007. He did not serve as a director of any other publicly-traded companies for the period from 2007 to 2011.

Areas of Expertise: South American Region, International Business, Media and Entertainment, Consumer Products

Barrick Board Details:

• Director since September 9, 2003

• Meetings attended in 2011: Board – 5 of 5 regular, 4 of 4 special; Compensation Committee – 2 of 2(3)

• Meets share ownership guidelines

• Independent

Shares:	Nil
DSUs:	32,184
Options:	100,000

Robert M. Franklin, 65 Toronto, Ontario, Canada

Mr. Franklin is President of Signalta Capital Corporation, an investment company. Mr. Franklin is the former Chairman of the Board of Photowatt Technologies, a developer of solar power technologies, and the former Chairman of the Board of Placer Dome Inc., a gold mining company. He holds an undergraduate degree from Hillsdale College.

Mr. Franklin is also a director of Toromont Industries Ltd. At different times during the period from 2007 to 2011, Mr. Franklin served as a director or trustee of the following publicly-traded entities: Canadian Tire Corporation, First Uranium Corp., Great Lakes Carbon Income Fund and Resolve Business Outsourcing Income Fund.

Areas of Expertise: Metals and Mining, Finance and Management, International Business

Barrick Board Details:

• Director since February 22, 2006

• Meetings attended in 2011: Board – 5 of 5 regular, 3 of 4 special;

Audit Committee – 5 of 5; Corporate Governance and Nominating Committee – 2 of 2

• Meets share ownership guidelines

• Independent

Shares:	35,958	(4)
DSUs:	13,285
Options:	Nil

J. Brett Harvey, 61 Canonsburg, Pennsylvania, USA

Mr. Harvey is Chairman and Chief Executive Officer of CONSOL Energy Inc., a coal, gas and energy services company, and Chairman and Chief Executive Officer of CNX Gas Corporation, a natural gas company. Mr. Harvey serves on the board of a number of energy industry associations, including the coal industry advisory board of the International Energy Agency, the Leadership Council of the American Coalition for Clean Coal Electricity, the National Coal Council, the Virginia Coalfield Economic Development Authority, and he is the chairman of the Bituminous Coal Operators’ Association’s board of directors. Mr. Harvey is also a member of the Executive Committee of the Allegheny Conference on Community Development, a member of the National Executive Board of the Boy Scouts of America, and a director and past chairman of the Greater Pittsburgh Council of the Boy Scouts. He holds an undergraduate degree from the University of Utah.

Mr. Harvey is also a director of Allegheny Technologies Inc. During the period from 2007 to 2011, CNX Gas Corporation, of which Mr. Harvey is currently Chairman and Chief Executive Officer, was a publicly-traded company.

Areas of Expertise: Coal, Oil and Gas, Environment, Finance and Management

Barrick Board Details:

• Director since December 15, 2005

• Meetings attended in 2011: Board: – 5 of 5 regular, 4 of 4 special; Compensation Committee – 4 of 4;
Corporate Governance and Nominating Committee – 1 of 1(5);
Corporate Responsibility Committee – 4 of 4

• Meets share ownership guidelines

• Independent

Shares:	5,500
DSUs:	13,546
Options:	Nil

Dambisa Moyo, 43 London, United Kingdom

Dr. Moyo is an international economist and commentator on the global economy. Dr. Moyo worked at the World Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008 where she worked in debt capital markets, hedge fund coverage and as an economist in the global macroeconomics team. Dr. Moyo is a Patron for Absolute Return for Kids and a past director of Room to Read and the Lundin for Africa Foundation. Dr. Moyo holds an undergraduate degree and master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University.

Dr. Moyo is also a director of Barclays Bank PLC, Lundin Petroleum AB and SABMiller PLC. During the period from 2007 to 2011, Dr. Moyo did not serve as director of any other publicly-traded companies.

Areas of Expertise: African Region, Corporate Social Responsibility, Finance and Management

Barrick Board Details:

• Director since April 27, 2011

• Meetings attended in 2011: Board: – 3 of 4 regular, 1 of 1 special;

• Corporate Governance and Nominating Committee – 1 of 1; Corporate Responsibility Committee – 1 of  2(6)

• Has until April 26, 2016 to meet share ownership guidelines

• Independent

Shares:	Nil
DSUs:	1,646
Options:	Nil

The Right Honourable Brian Mulroney, 72(7) Montreal, Quebec, Canada

Mr. Mulroney assumed the role of Senior Advisor, Global Affairs of Barrick on January 1, 2012. Mr. Mulroney is also the Chairman of Barrick’s International Advisory Board and a Senior Partner of Norton Rose Canada LLP, a law firm. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. Mr. Mulroney is a member of the advisory group of Lion Capital LLP. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

Mr. Mulroney is also a director of The Blackstone Group L.P., Quebecor Inc., and Wyndham Worldwide Corporation. At different times during the period from 2007 to 2011, Mr. Mulroney served as a director of the following publicly-traded companies: Archer Daniels Midland Company, Cendant Corporation, Independent News & Media PLC, Quebecor World Inc. and Trizec Properties, Inc.

Areas of Expertise: Public Policy, Law, International Business

Barrick Board Details:

• Director since November 8, 1993

• Meetings attended in 2011: Board –  5 of 5 regular, 4 of 4 special

• Meets share ownership guidelines

• Non-Independent (Senior Advisor, Global Affairs of Barrick and Chairman of Barrick’s International Advisory Board)

Shares:	20,000
DSUs:	Nil
Options:	25,000

Anthony Munk, 51 Toronto, Ontario, Canada

Mr. Anthony Munk is a Managing Director of Onex Corporation, a leading North American private equity firm. He is also a director of the Aurea Foundation. Mr. Munk holds an undergraduate degree from Queen’s University.

Mr. Munk is also a director of Cineplex Inc., JELD-WEN Holding, Inc., RSI Home Products Inc. and Tomkins Building Products, Inc. He is the former Chairman of the Board of Husky Injection Molding Systems Ltd. During the period from 2007 to 2011, Mr. Munk did not serve as a director of any other publicly-traded companies.

Areas of Expertise: Finance, Analysis, Investments

Barrick Board Details:

• Director since December 10, 1996

• Meetings attended in 2011: Board – 5 of 5 regular, 4 of 4 special; Finance Committee – 4 of 4

• Meets share ownership guidelines

• Non-Independent (member of the immediate family of the Chairman of Barrick)

Shares:	5,000
DSUs:	21,400
Options:	Nil

Peter Munk, 84 Toronto, Ontario, Canada

Mr. Peter Munk is the Founder and Chairman of Barrick. From March 27, 2008 to January 15, 2009, Mr. Munk was also the interim Chief Executive Officer of Barrick. He is also the former Chairman of Trizec Properties, Inc., a real estate investment trust, and the former Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship, and a Companion of the Order of Canada, and the recipient of several honorary degrees.

During the period from 2007 to 2011, Mr. Munk did not serve as a director of any other publicly-traded companies.

Areas of Expertise: International Business, Metals and Mining, Finance and Management

Barrick Board Details:

• Director since July 14, 1984

• Meetings attended in 2011: Board – 5 of 5 regular, 4 of 4 special

• Meets share ownership guidelines

• Non-Independent (Chairman of Barrick)

Shares:	1,688,500	(8)
DSUs:	Nil
Options:	600,000
RSUs	78,283

Aaron W. Regent, 46 Toronto, Ontario, Canada

Mr. Regent was appointed President and Chief Executive Officer of Barrick on January 16, 2009. Mr. Regent is Non-Executive Chairman of African Barrick Gold plc, a Barrick subsidiary with shares listed on the London Stock Exchange and the Dar es Salaam Stock Exchange. Prior to his appointment at Barrick, Mr. Regent was Senior Managing Partner and Co-CEO of the Brookfield Infrastructure Group of Brookfield Asset Management, an asset management company. He is the former President of Falconbridge Limited, a diversified metals and mining company. He is a council member of the International Council on Mining and Metals, and a director of the World Gold Council, the Hospital for Sick Kids Foundation and the C. D. Howe Institute. Mr. Regent is a Chartered Accountant in Ontario and holds an undergraduate degree from the University of Western Ontario.

During the period from 2007 to 2011, Mr. Regent did not serve as a director of any other publicly-traded companies.

Areas of Expertise: Metals and Mining, Finance and Management, International Business

Barrick Board Details:

• Director since February 19, 2009

• Meetings attended in 2011: Board – 5 of 5 regular, 4 of 4 special; Corporate Responsibility Committee – 4 of 4

• Meets share ownership guidelines for Chief Executive Officer

• Non-Independent (President and Chief Executive Officer of Barrick)

Shares:	60,000
DSUs:	Nil
Options:	1,062,301
RSUs:	80,063

The Honourable Nathaniel P. Rothschild, 40 Klosters, Switzerland

Mr. Rothschild is Co-Chairman of Bumi plc, a natural resources and mining company. Mr. Rothschild is also Chairman of JNR Limited, an investment advisory firm. Mr. Rothschild is a member of the Belfer Center’s International Council at John F. Kennedy School of Government at Harvard University. He holds a master’s degree in history from the University of Oxford.

Mr. Rothschild is also a director of Genel Energy plc. At different times during the period from 2007 to 2011, Mr. Rothschild also served as a director of the following publicly-traded companies: RIT Capital Partners plc and EN+ Group Limited.

Areas of Expertise: Finance and Management, Investment, Metals and Mining, International Business

Barrick Board Details:

• Director since April 28, 2010

• Meetings attended in 2011: Board – 5 of 5 regular, 4 of 4 special; Finance Committee – 1 of 4

• Meets share ownership guidelines

• Independent

Shares:	48,000
DSUs:	6,468
Options:	50,000

Steven J. Shapiro, 59 Houston, Texas, USA

Mr. Shapiro is a corporate director. He is the former Executive Vice President, Finance and Corporate Development and director of Burlington Resources, Inc., an oil and gas exploration and production company. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Mr. Shapiro is also a director of Bumi plc and El Paso Corporation. During the period from 2007 to 2011, Mr. Shapiro did not serve as a director of any other publicly-traded companies.

Areas of Expertise: Oil and Gas, Finance and Management

Barrick Board Details:

• Director since September 1, 2004

• Meetings attended in 2010: Board – 5 of 5 regular, 4 of 4 special;
Audit Committee (Chair) – 5 of 5; Compensation Committee – 4 of 4

• Meets share ownership guidelines

• Independent

Shares:	3,000
DSUs:	15,607
Options:	Nil

John L. Thornton, 58 Palm Beach, Florida, USA

Mr. Thornton is a Professor and Director of the Global Leadership Program and Chair of the Advisory Board at Tsinghua University School of Economics and Management in Beijing. Mr. Thornton is the former President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc., a financial services company. He serves as the Chairman of Board of Trustees of the Brookings Institution and is a member of the International Advisory Council of China Investment Corporation. Mr. Thornton serves as a director, trustee or advisory board member of several organizations, including the China Institute, China Securities Regulatory Commission, Council on Foreign Relations, Hotchkiss School, Morehouse College and the National Committee on U.S.-China Relations. Mr. Thornton holds an undergraduate degree from Harvard College, an undergraduate and master’s degree in jurisprudence from the University of Oxford, and a master’s degree from the Yale School of Management.

Mr. Thornton is also a director of China Unicom (Hong Kong) Limited, Ford Motor Company, HSBC Holdings plc and News Corporation. At different times during the period from 2007 to 2011, Mr. Thornton served as a director of the following publicly-traded companies: China Netcom Group Corporation (Hong Kong) Ltd., Industrial and Commercial Bank of China Ltd. and Intel Corporation.

Areas of Expertise: Finance and Management, China, International Business

Barrick Board Details:

• Director since February 15, 2012

• Meetings attended in 2011: Not applicable

• Has until February 14, 2017 to meet share ownership guidelines

• Independent

Shares:	Nil
DSUs:	Nil
Options:	Nil

(1)	The information about Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Barrick, has been furnished by the respective nominees. Unless otherwise indicated, (a) beneficial ownership is direct and (b) the person indicated has sole voting and investment power.

(2)	Mr. Beck became a member of the Corporate Governance and Nominating Committee on April 27, 2011. He attended the one meeting of this committee held after this date.

(3)	Mr. Cisneros became a member of the Compensation Committee on April 27, 2011. He attended each of the two meetings of this committee held after this date.

(4)	Mr. Franklin owns 21,102 Barrick Common Shares directly and 5,294 Barrick Common Shares indirectly through a registered retirement savings plan, and Signalta Capital Corp., of which Mr. Franklin is President, owns 5,848 Barrick Common Shares. In addition, Mr. Franklin exercises control over 3,714 Barrick Common Shares owned by a family member.

(5)	Mr. Harvey ceased to be a member of the Corporate Governance and Nominating Committee on April 27, 2011. He attended the one meeting of this committee held before this date.

(6)	Dr. Moyo became a member of the Board on April 27, 2011 and became a member of the Corporate Governance and Nominating Committee and the Corporate Responsibility Committee on April 27, 2011. She attended three of four meetings of the Board, the one meeting of the Corporate Governance and Nominating Committee and one of two meetings of the Corporate Responsibility Committee held after this date.

(7)	Mr. Mulroney was a director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company. On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

(8)	Mr. Peter Munk owns 1,288,500 Barrick Common Shares indirectly through P.M. Capital Inc., of which he is the President and sole shareholder. He owns 400,000 Barrick Common Shares directly. Family members of Mr. Peter Munk own 1,600 Barrick Common Shares (excluding those shares owned by Mr. Anthony Munk, who is a director of Barrick).

Board and Committee Meetings Held and Overall Attendance Levels in 2011

Below is a summary of attendance by all directors at Board and Committee meetings held during 2011(1). Individual meeting attendance of each nominee proposed for election as director is reported above.

Board/Committee	Number of Meetings	Attendance at all Meetings
Board (regular)	5	98%
Board (special)	4	98%
Audit Committee	5	100%
Compensation Committee	4	94%
Corporate Governance and Nominating Committee	2	100%
Corporate Responsibility Committee	4	89%
Finance Committee	4	81%
Total number of meetings held	28	96%

(1)	Includes Mr. Crossgrove who will retire from the Board immediately prior to the Meeting.

Attendance Record in 2011 for Director Not Standing for Re-Election

	Board		Audit	Corporate Responsibility
Name	Regular	Special
Peter A. Crossgrove	5 of 5	5 of 5	5 of 5	4 of 4

3. Appointment of Auditors

The Board of Directors proposes that the firm of PricewaterhouseCoopers LLP be appointed as auditors of Barrick to hold office until the next annual meeting of shareholders and that the Board of Directors be authorized to set the auditors’ remuneration.

As part of the Company’s corporate governance practices, the Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by Barrick’s auditors. The objective of the Policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised through engaging them for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Barrick’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

Aggregate fees paid to Barrick’s auditors relating to the fiscal years ended December 31, 2011 and 2010 were as follows:

Fees in millions of dollars(1)	2011	2010
Audit Fees(2)	$10.0	$8.5
Audit-related fees(3)	0.6	4.8
Tax compliance and advisory fees	1.1	1.2
All other fees	0.1	0.2

Total	$11.8	$14.7

(1)	The classification of fees is based on applicable Canadian securities laws and SEC definitions.

(2)	Audit fees have increased $1.5 million from 2010 to 2011, of which $0.7 million related to the acquisition of Equinox Minerals Limited, $0.3 million related to the IFRS transition, $0.3 million related to movements in foreign exchange rates against the U.S. dollar in the jurisdictions in which audit services are provided and $0.2 million related to statutory financial statements in certain jurisdictions.

(3)	In 2011, audit-related fees primarily related to fees paid for services in connection with the Company’s offering of debt securities ($0.3 million) and other audit-related services. In 2010, audit-related fees primarily related to fees paid for services in connection with the International Financial Reporting Standards conversion ($1.7 million) and in connection with the offering of equity securities of African Barrick Gold plc ($3.0 million) paid in early 2010.

The Board of Directors recommends that shareholders vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Barrick for the 2012 fiscal year and the authorization of the Board of Directors to set their remuneration.

4. Shareholder Advisory Vote on Approach to Executive Compensation

The Board of Directors has adopted a non-binding advisory vote relating to executive compensation to provide shareholders with the opportunity to vote “For” or “Against” Barrick’s approach to executive compensation through the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Management Proxy Circular delivered in advance of the 2012 annual meeting of shareholders.”

The “Compensation Discussion and Analysis” section in Part Five — Executive Compensation of this Circular discusses Barrick’s compensation philosophy, the objectives of the different elements of Barrick’s compensation programs, and the way performance is assessed and compensation decisions are made. Barrick’s executive compensation policies and procedures are designed to align the interests of executive officers with the short- and long-term interests of shareholders; link executive compensation to the performance of the Company and the individual; leverage performance through emphasis on variable compensation to reinforce key business imperatives and strategy; reinforce the key elements of the Company’s strategy and align the executive team with the strategy; and compensate executive officers at a level and in a manner that ensures Barrick is capable of attracting, motivating and retaining individuals with exceptional skills and appropriately considers the Company’s risk profile.

Since this vote is advisory, it will not be binding upon the Board. However, the Board and, in particular, the Compensation Committee will consider the outcome of the vote as part of its ongoing review of executive compensation. The Company plans to hold an advisory shareholder vote on approach to executive compensation on an annual basis.

The Board of Directors recommends a vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular.

PART THREE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following outlines Barrick’s current corporate governance practices with respect to the various matters addressed by National Policy 58-201 – Corporate Governance Guidelines (the “Canadian Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”). Although, as a regulatory matter, the majority of the NYSE Standards are not directly applicable to Barrick as a Canadian company, Barrick has implemented a number of governance structures and procedures to comply with the requirements of the NYSE Standards. There are no significant differences between Barrick’s corporate governance practices and the NYSE Standards applicable to U.S. companies.

Constitution of the Board of Directors

As of March 1, 2012, the Board of Directors is comprised of 15 directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance and oversight of an international corporation in the mining industry. It is proposed that 14 directors be elected at the Meeting. Mr. Peter Crossgrove, who has been a director since 1993, will retire from the Board immediately prior to the Meeting.

Consistent with the NYSE Standards and National Instrument 58-101, to be considered “independent” the Board of Directors must make an affirmative determination, by a resolution of the Board as a whole, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder or officer of another entity that has a relationship with the Company). In each case, the Board broadly considers all relevant facts and circumstances.

Generally, a director will not be deemed to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)	the director, or an immediate family member, has been within the last three years (but no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)	an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice;

(g)	a director, or an immediate family member, received more than Cdn$75,000 annually in direct compensation from the Company within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)	a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on that company’s compensation committee; or

(i)	a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to or received payments from the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home.

A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues.

In addition to the independence requirements set forth above, Barrick’s Code of Business Conduct and Ethics and Corporate Governance Guidelines and the Business Corporations Act (Ontario) specifically address conflict of interest situations involving directors. Pursuant to Barrick’s Code of Business Conduct and Ethics, all Barrick directors are required to act in the best interests of Barrick and to avoid conflicts of interest. Directors may not use their position at Barrick to obtain any improper benefit for themselves. Barrick directors may not serve as officers or directors of, or work as employees of, a competitor, or potential or actual business partner of Barrick without the prior written approval of Barrick’s Chief Executive Officer or General Counsel. Pursuant to Barrick’s Corporate Governance Guidelines, directors are required to advise the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Section 132 of the Business Corporations Act (Ontario) addresses conflicts of interest of a director of an Ontario corporation such as Barrick. Among other things, the Business Corporations Act (Ontario) provides that a director of a corporation who (a) is a party to a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Such a director shall not attend any part of a meeting of directors during which the contract or transaction is discussed and shall not vote on any resolution to approve the contract or transaction unless the contract or transaction relates to the director’s remuneration as a director or indemnity or insurance for services as a director, or is with an affiliate.

With the assistance of the Corporate Governance and Nominating Committee, the Board of Directors has considered the relationship to Barrick of each of the nominees for election by the shareholders and has determined that 9 of the 14 individuals nominated for election as directors at the Meeting are independent (H.L. Beck, D.J. Carty, G. Cisneros, R.M. Franklin, J.B. Harvey, D. Moyo, N.P. Rothschild, S.J. Shapiro and J.L. Thornton). Four of the individuals who are considered non-independent are officers or employees of Barrick (C.W.D. Birchall, B. Mulroney, P. Munk and A.W. Regent). One individual who is considered non-independent (A. Munk) is a member of the Chairman’s family. The following table sets out the relationship of director nominees to the Company.

Independence Status of Director Nominees

Name	Management	Independent	Not Independent	Reason for Not Independent Status
Howard L. Beck		✓
C. William D. Birchall	✓		✓	Vice Chairman
Donald J. Carty		✓
Gustavo Cisneros		✓
Robert M. Franklin		✓
J. Brett Harvey		✓
Dambisa Moyo		✓
Brian Mulroney	✓		✓	Senior Advisor, Global Affairs and Chairman of Barrick’s International Advisory Board
Anthony Munk			✓	Member of the Chairman’s family
Peter Munk	✓		✓	Chairman of the Board of Directors
Aaron W. Regent	✓		✓	President and Chief Executive Officer
Nathaniel P. Rothschild		✓
Steven J. Shapiro		✓
John L. Thornton		✓

For a list of other principal directorships held by each of the nominees for election at the Meeting, see “Part Two — Business of the Meeting — Election of Directors — Nominees for Election as Directors”.

Interlocking Relationships

The following table lists the Barrick directors who served together on a board of directors of another publicly-traded company as at March 1, 2012:

Company	Director	Committees Served
Bumi plc	Nathaniel P. Rothschild	—
	Steven J. Shapiro	Audit Committee Conflicts Committee (Chair)

Functioning of the Board of Directors

Barrick has an experienced Board of Directors that has made a significant contribution to Barrick’s success. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of Barrick, and that there are sufficient systems and procedures in place to allow the Board to function independently of management. The Board holds scheduled sessions at each regular meeting of the Board in which the independent directors meet in the absence of the non-independent directors and management. The independent sessions are presided over by the Lead Director. Five independent sessions were held during 2011. Mr. Robert Franklin was the Lead Director until April 26, 2011, and Mr. Donald Carty has been the Lead Director since April 27, 2011. The Lead Director was elected by the independent directors to preside at the independent sessions and to perform such other duties as the Board may determine. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors, and assists in maintaining and enhancing the quality of the Company’s corporate governance.

The Board of Directors is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule A to this Circular.

In order to delineate the roles and responsibilities of the Chairman of the Board and the Chief Executive Officer, the Board has also adopted written position descriptions for each of these positions. The responsibilities of the Chairman of the Board include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning, and ensuring that Board functions are effectively carried out. The responsibilities of the Chief Executive Officer include, subject to the oversight of the Board, general supervision of the business of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

The Board has adopted an annual process to evaluate the functioning and effectiveness of the Board, the Committees of the Board and individual directors. As part of such process, Mr. Donald Carty, as Lead Director, conducted interviews with each of the members of the Board using a detailed evaluation questionnaire relating to the performance and effectiveness of the Board, and its Committees and individual directors. The interview covered matters such as the operation of the Board and its Committees, the adequacy of information provided to directors, Board oversight and effectiveness, the Board’s role in evaluating the compensation of management, and strategic direction and process. Directors were also asked to evaluate their own overall performance and effectiveness as directors, as well as the overall performance and effectiveness of their peers. The results of the interviews were reported by the Lead Director to the Corporate Governance and Nominating Committee and to the full Board.

New members of the Board of Directors are provided with the necessary information about the role of the Board of Directors and its Committees and about Barrick, its business and the factors that affect its performance by management and by other members of the Board. In addition, the Board and the Committees receive updates as necessary with respect to applicable regulatory or other requirements relating to the role and responsibilities of directors, the Board or the relevant Committee. As part of the continuing education of directors, the Board and the Committees also receive regular presentations from management relating to specific aspects of the Company’s business. In 2011, the Board received presentations from management on various subjects, including Barrick’s key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities.

Action by the Board of Directors or Committees may be taken at a regularly held meeting or at a meeting held by conference call or by written consent. There were five regularly scheduled meetings and four special meetings of the Board of Directors during 2011. For the record of attendance at Board and Committee meetings of the nominees for election as directors at the Meeting, see “Part Two — Business of the Meeting — Election of Directors — Nominees for Election as Directors” beginning on page 5.

Committees of the Board

The Board of Directors has established five Committees, all of which have written mandates. Such mandates include a description of the role and responsibilities of the Chairman of the Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and leading the Committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate. A copy of the mandate for each of the Committees is posted on Barrick’s website at www.barrick.com.

Audit Committee

The mandate of the Audit Committee requires all members of the Committee to be independent. The purpose of the Audit Committee is to assist the Board in its oversight of: the integrity of Barrick’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company’s internal controls over financial reporting; compliance with legal and regulatory requirements relevant to Barrick’s financial statements; the external auditors’ qualifications and independence; and the performance of the internal audit function and the external auditors.

The Committee is responsible for retaining and terminating, and/or making recommendations to the Board and the shareholders relating to the retention or termination of the external auditors and communicating to them that they are ultimately accountable to the Committee and the Board as the representatives of the shareholders. The Committee also reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management’s response, approves all audit engagement fees and terms and pre-approves all permitted non-audit services to be performed by the external auditors. The Committee reviews and recommends to the Board for approval the Company’s annual and quarterly financial statements and related management’s discussion and analysis and discusses with management the Company’s earnings press releases, as well as the type of financial information and earnings guidance (if any). The Committee reviews and discusses with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting and the responsibilities and effectiveness of the Company’s internal audit function. The Committee also discusses with management the Company’s processes with respect to risk assessment and risk management as they relate to internal controls over financial reporting. The Committee reviews and discusses with management the Company’s Code of Business Conduct and Ethics, anti-fraud and anti-corruption program and the actions taken to monitor and enforce compliance. In February 2012, the Committee approved amendments to Barrick’s Anti-Bribery and Anti-Corruption Policy. In addition, in 2011, the Audit Committee received presentations from management on various subjects, including the Company’s conversion to International Financial Reporting Standards, regulatory developments, the financial controls relating to the Company’s capital projects, and the Company’s anti-corruption compliance program.

The Committee has direct communication channels with the Company’s internal and external auditors. All of the members of the Committee are financially literate and at least one member has accounting or related financial management expertise. The Board has determined that Mr. Steven Shapiro, a member of the Committee, is an “audit committee financial expert” as defined by SEC rules. The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Committee and Board of Directors who do not carry this designation. Other members of the Committee are also experienced audit committee members and may qualify as “audit committee financial experts”, however; the Board has only made the specific determination in respect of Mr. Shapiro.

The Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com. The Committee has set a hiring policy for employees or former employees of the external auditors. Under the hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in or established pursuant to Section 206 of the Sarbanes-Oxley Act of 2002.

The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets separately with each of management, the head of internal audit and the external auditors and separately as a committee. The mandate of the Committee grants it sole authority to retain and terminate legal, accounting or other advisors to the Committee, including sole authority to approve the advisors’ fees and other retention terms. The Committee’s mandate also requires the Committee to evaluate the functioning of the Committee on an annual basis. The Committee also reviews its mandate annually.

The Audit Committee is comprised entirely of independent directors (D.J. Carty, P.A. Crossgrove, R.M. Franklin and S.J. Shapiro). Mr. Crossgrove will retire from the Board immediately prior to the Meeting. There were five meetings of the Audit Committee in 2011. All of the members of the Committee attended all of the meetings held in 2011.

The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. No member of the Audit Committee currently serves on the audit committee of more than three publicly-traded companies.

For additional information regarding the Committee, including the text of the Committee’s mandate which is also posted on Barrick’s website at www.barrick.com, please refer to the “Audit Committee” section of the Company’s Annual Information Form.

Compensation Committee

The mandate of the Compensation Committee requires all members of the Committee to be independent and provides that no more than one-third of the Committee’s members may be active chief executive officers with any publicly-traded entity. In addition, the Company’s Chief Executive Officer is not involved in decisions related to appointments of Compensation Committee members.

The purpose of the Compensation Committee is to assist the Board in monitoring, reviewing and approving Barrick’s compensation policies and practices and administering Barrick’s share compensation plans. The Committee reviews and makes recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the Board the compensation level of the Chief Executive Officer based on this evaluation. The Committee is also responsible for reviewing and making recommendations to the Board with respect to director and senior management compensation and succession planning for the Chief Executive Officer and other senior executives. When granting stock options, the Committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the specific provisions of the plan and the approval of the Board of Directors. The Committee is also responsible for considering the implications of the risks associated with Barrick’s compensation policies and practices. The Committee reviews the remuneration of the directors from time to time to ensure that it properly reflects the responsibilities associated with being an effective director.

The Committee holds regular in camera sessions following every regularly scheduled Committee meeting, during which it meets in the absence of management. The mandate of the Committee grants it sole authority to retain and terminate legal or other advisors to the Committee, including compensation consultants, including sole authority to approve the advisors’ fees and other retention terms. As provided in the Committee’s mandate, the Chair of the Committee must pre-approve any non-compensation services provided by any compensation consultants to the Company so as to ensure the independence of the consultant to the Committee is not compromised. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee on an annual basis. The Committee also reviews its mandate annually.

In addition, in 2011, the Committee approved the adoption of an advisory vote on executive compensation approach in respect of the 2012 annual shareholder meeting and determined that such advisory shareholder vote will be held annually. The Committee also approved amendments to its mandate to formalize the Committee’s responsibility to consider the implications of the risks associated with Barrick’s compensation policies and practices. In 2011, the Committee received various presentations from its independent compensation consultant, as well as management, including on management succession planning and governance and regulatory developments. For a summary of the Compensation Committee’s key activities for 2011, see “Part Five — Report on Executive Compensation — Composition and Role of the Compensation Committee” on page 28.

The Compensation Committee is comprised entirely of independent directors (D.J. Carty, G. Cisneros, J.B. Harvey and S.J. Shapiro). Only Mr. Harvey is a chief executive officer of a company, being Chairman, President and Chief Executive Officer of CONSOL Energy Inc. Mr. M.A. Cohen was a member of the Committee until his retirement from the Board on April 27, 2011. Mr. G.A. Cisneros became a member of the Committee on April 27, 2011. There were four meetings of the

Compensation Committee in 2011. All of the members of the Committee attended all of the meetings held in 2011 while they were members, except Mr. Cohen who attended one out of two meetings held while he was a member.

Corporate Governance and Nominating Committee

The mandate of the Corporate Governance and Nominating Committee requires all members of the Committee to be independent. The purpose of the Corporate Governance and Nominating Committee is to assist the Board in establishing Barrick’s corporate governance policies and practices generally, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, evaluating the functioning of the Board and its Committees on an annual basis, and to make recommendations to the Board of Directors as appropriate. The Committee’s mandate provides that in considering nominees to the Board of Directors, the Committee shall consider the current composition of the Board and assess the ability of candidates to contribute to the effective oversight of the management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that are appropriate and beneficial to Barrick. The Committee is also responsible for Barrick’s response to the Canadian Guidelines and the NYSE Standards and for reviewing and approving the annual disclosure relating to such guidelines and standards. The Committee holds regular in camera sessions following regularly scheduled Committee meetings, during which the members of the Committee meet in the absence of management. The Committee’s mandate grants it sole authority to retain and terminate legal or other advisors to the Committee, including any search firm to be used to identify candidates for nomination as directors, including sole authority to approve the search firm’s fees and other retention terms. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee and review its mandate annually.

The Committee identifies candidates for appointment as independent directors, both through individuals known to the Committee or other members of the Board and with the assistance of an external search firm. The Committee reviews Barrick’s corporate governance practices and procedures, oversees annual evaluations of the functioning of the Board, its Committees and individual directors, and reviews Barrick’s Corporate Governance Guidelines. The Committee has adopted a majority voting policy in respect of annual shareholder meetings. See “Part Two – Business of the Meeting – Election of Directors – Majority Voting” on page 5.

In addition, in 2011, the Committee approved the adoption of an advisory vote on executive compensation approach in respect of the 2012 annual shareholder meeting and determined that such advisory shareholder vote will be held annually. In February 2012, the Committee approved and recommended to the Board changes to the Corporate Governance Guidelines to increase the minimum director attendance requirements from 66% to 75% of all Board and Committee meetings, and an increase in the share ownership requirement for directors. In 2011, the Committee received various presentations from management, including on governance and regulatory developments.

The Corporate Governance and Nominating Committee is comprised entirely of independent directors (H.L. Beck, R.M. Franklin and D. Moyo). Mr. M.A. Cohen was a member of the Committee until his retirement from the Board on April 27, 2011. Mr. J.B. Harvey was also a member of the Committee until April 27, 2011. Mr. H.L. Beck and Dr. D. Moyo became members of the Committee on April 27, 2011. There were two meetings of the Committee held in 2011, and all of the members of the Committee attended all of the meetings held in 2011 while they were members.

Corporate Responsibility Committee

The purpose of the Corporate Responsibility Committee is to review Barrick’s corporate social responsibility, environmental, health and safety policies and programs; to oversee Barrick’s corporate social responsibility and environmental, health and safety performance; to monitor current and future regulatory issues relating to environmental, health and safety matters; and to make recommendations, where appropriate, on significant matters in respect of environmental, health and safety, and corporate social responsibility matters to the Board. The Committee was formerly called the Environmental, Health and Safety Committee. The Board changed the name of the Committee to Corporate Responsibility Committee in December 2011. The new name encompasses all of the areas that the Committee oversees – environment, safety and health, sustainable development, community relations, and security. The Committee holds regular in camera sessions following certain scheduled Committee meetings, during which it meets in the absence of management. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee on an annual basis. The Committee also reviews its mandate annually.

In 2011, the Committee received presentations from management on the Company’s corporate social responsibility programs, environmental performance and initiatives, reclamation and closure costs, safety and health performance and initiatives, permitting and government approvals at the Company’s development projects, and security matters.

The Committee is comprised of three independent directors (P.A. Crossgrove, J.B. Harvey and D. Moyo) and two non-independent directors (C.W.D. Birchall and A.W. Regent). Mr. Regent became a member of the Committee on February 17, 2011. Dr. Moyo became a member of the Committee on April 27, 2011. Mr. Crossgrove will retire from the Board immediately prior to the Meeting. There were four meetings of the Corporate Responsibility Committee during 2011. All of the members of the Committee attended all of the meetings held in 2011 while they were members, except that Dr. Moyo attended one of the two meetings held while she was a member.

Finance Committee

The purpose of the Finance Committee is to assist the Board in monitoring and reviewing the financial structure and investment and financial risk management programs of the Company generally and to make recommendations to the Board of Directors in respect of such matters as appropriate. The Committee holds in camera sessions following certain scheduled Committee meetings, during which it meets in the absence of management. The Committee’s mandate requires the Committee to evaluate the functioning of the committee and review its mandate annually.

In 2011, the Finance Committee approved amendments to its mandate to formalize the Committee’s responsibility to regularly report to the Board, annually review and assess its mandate, and annually evaluate the functioning of the Committee. In 2011, the Committee received regular presentations from management on the gold, copper, and financial markets and the Company’s financial risk management programs and liquidity profile.

The Finance Committee is comprised of two independent directors (H.L. Beck and N.P. Rothschild) and two non-independent directors (C.W.D. Birchall and A. Munk). The fact that a majority of the members are not independent is balanced by the fact that the key recommendations of the Committee are considered by the full Board of Directors. There were four meetings of the Finance Committee during 2011. All of the members of the Committee attended all of the meetings held in 2011 while they were members, except Mr. Rothschild attended one of the four meetings.

Corporate Governance Guidelines

The Board of Directors has adopted a set of Corporate Governance Guidelines to promote the effective functioning of the Board and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish: minimum attendance requirement for directors of 75% of all Board and Committee meetings; minimum share ownership requirements for directors; and a retirement age for directors of 72 years (with directors serving on the Board as at January 1, 2003 being exempt). In addition to the retirement age, directors are required to tender their resignation for consideration by the Corporate Governance and Nominating Committee and the Board upon the occurrence of certain events such as a failure to meet minimum attendance requirements, a change in principal occupation or country of residence, or any other change in personal or professional circumstances that might reasonably be perceived as adversely affecting the director’s ability to effectively serve as a director of Barrick. Directors are permitted to serve as directors on boards of other organizations so long as such directorships do not create a conflict of interest with their duties as a director. Directors are required to advise the Chairman of the Board and the Chairman of the Corporate Governance and Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards. A copy of the Corporate Governance Guidelines is posted on Barrick’s website at www.barrick.com, and a shareholder may request a printed copy.

Barrick’s Corporate Governance Guidelines require that directors make every effort to attend the annual meeting of shareholders. All the directors attended the 2011 annual meeting of shareholders, except for Dr. D. Moyo who was unable to attend due to an engagement scheduled prior to her nomination as a director of Barrick.

Code of Business Conduct and Ethics

Barrick has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Barrick. The Code addresses, among other things: conflicts of interest; compliance with laws and regulations; anti-corruption; human rights; financial controls and records; corporate opportunities; protection and proper use of Company assets; confidentiality; and fair dealing. In conjunction with the adoption of the Code, Barrick has established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects Barrick personnel to raise possible ethical issues and will not tolerate retaliatory action against any individual for raising concerns or questions regarding ethics or Code matters in good faith.

Any waivers of the Code of Business Conduct and Ethics may generally only be granted by the Chief Executive Officer or the General Counsel. However, any waiver of the Code for directors or executive officers may only be granted by the Board of Directors or a Committee of the Board and will be disclosed to shareholders as required by applicable laws. No waivers of the Code have been granted.

The Code of Business Conduct and Ethics was developed in consultation with the Corporate Governance and Nominating Committee. The Audit Committee exercises oversight with respect to the Code and receives periodic reports from management with respect to any reports of alleged violations of the Code. All supervisory and administrative employees are required to complete an annual certification confirming that they understand and agree to abide by the requirements of the Code, that they are in compliance with the requirements of the Code, and that they are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management. Barrick has also implemented an on-line component to its Code of Business Conduct and Ethics training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

A copy of the Code of Business Conduct and Ethics is posted on Barrick’s website at www.barrick.com, and a shareholder may request a printed copy.

Shareholder Communications

Barrick has procedures in place to provide for effective communications with its shareholders. Barrick’s management includes an investor relations department with individuals experienced in, and dedicated to, working closely with members of the investment community, institutional investors and individual shareholders, and the Company has procedures in place to obtain and appropriately deal with feedback from its shareholders. In addition, the Company has adopted a Disclosure Policy that confirms its commitment to providing timely, factual and accurate disclosure of material information about the Company to its shareholders, the financial community, and the public.

Shareholders and other interested parties may communicate directly with the Lead Director or the Chairman of the Corporate Governance and Nominating Committee by sending correspondence, marked to the attention of the Lead Director or the Chairman of the Corporate Governance and Nominating Committee, care of the Secretary at the address of the Company set out at the beginning of this Circular.

International Advisory Board

As Barrick’s activities expanded internationally, the Board of Directors determined in 1995 that the Company would benefit from the participation of certain additional senior members of the global business and political communities. Barrick has established an International Advisory Board to provide advice as required to the Board of Directors and management on geo-political and other strategic issues affecting the Company. The International Advisory Board meets annually, and its members make themselves available regularly for consultation and assistance with specific matters. The current members of the International Advisory Board are set forth in Barrick’s 2011 Annual Report.

PART FOUR

REPORT ON DIRECTOR COMPENSATION AND

EQUITY OWNERSHIP

The Compensation Committee reviews Barrick’s non-management director compensation arrangements each year to ensure that they are reasonable in light of the time commitments required from directors and to align directors’ interests with those of shareholders. Director compensation is considered in the context of the overall stewardship and governance of the Company. Directors who are not officers or employees of Barrick or any of its subsidiaries are compensated for their services as directors through various retainers. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of Barrick. During 2011, the compensation arrangements for directors were revised for the first time since 2007. Consistent with the comparisons made for Barrick’s executive officers, director compensation was compared to the director pay levels and practices of Barrick’s mining peer group (described in greater detail on page 31). Based on the review of director compensation levels and practices of Barrick’s mining peer group, the Board of Directors and the Compensation Committee approved increases in the compensation for non-management directors. Effective April 1, 2011, the annual director retainer was increased from $165,000 to $200,000, the Audit Committee chair retainer was increased from $20,000 to $25,000, and the other committee chair retainers were increased from $10,000 to $15,000 to align more closely with the peer group.

Remuneration

In 2011, non-management directors received the following annual remuneration for their services as directors:

	January 1 – March 31, 2011	April 1 – December 31, 2011
Director retainer	$165,000 per year	$200,000 per year
Audit Committee chair retainer	$20,000 per year	$25,000 per year
Other Committee chair retainer	$10,000 per year	$15,000 per year
Audit Committee member retainer	$3,000 per year	$3,000 per year
Lead Director retainer	$30,000 per year	$30,000 per year

In 2011, Messrs. Birchall, Mulroney, Peter Munk and Regent received compensation as officers or employees of the Company and did not receive additional compensation for their service as directors.

Directors’ Equity Awards

Deferred Share Unit Plan

Pursuant to Barrick’s Directors’ Deferred Share Unit Plan, directors are required to receive a portion of their annual retainer in the form of Deferred Share Units (DSUs). The purpose of the DSU Plan is to assist the Company in attracting, retaining and motivating qualified individuals to serve as members of the Board and to promote a greater alignment of interests between eligible directors and our shareholders. DSUs are a bookkeeping entry, with each DSU having the same value as a Barrick Common Share. Directors are required to receive 55% of their annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. DSUs vest immediately upon grant, but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick Common Shares.

Directors’ Stock Options

Non-management directors of the Company have not received options to acquire Barrick Common Shares since May 2003. The Stock Option Plan (2004) specifically excludes non-management directors from receiving options under that plan. Messrs. Birchall, Mulroney, Peter Munk, and Regent receive compensation as officers or employees of Barrick and are eligible to participate in the Company’s stock option plans. Messrs. Cisneros, and Rothschild received options in their capacity as members of the International Advisory Board prior to their becoming members of the Board. Stock options do not count toward the directors’ share ownership requirements outlined under “— Director Share Ownership Requirement”.

Individual Director Compensation

The following table shows the amounts, before withholdings, that each director received in cash, DSUs and all other compensation during 2011.

Director Compensation Table(1) Year Ended December 31, 2011

Name(2) (a)	Fees Earned(3) (b)	Share- Based Awards(3) (c)	Option- Based Awards (d)	All Other Compensation (e)	Total Compensation (f)
Howard L. Beck	$86,063	$105,188	Nil	Nil	$191,250
William Birchall(4)	Nil	Nil	Nil	$510,822	$510,822
Donald J. Carty(5)	$125,313	$105,188	Nil	Nil	$230,500
Gustavo Cisneros	$86,063	$105,188	Nil	Nil	$191,250
Marshall A. Cohen(6)	$35,348	$22,688	Nil	Nil	$58,036
Peter A. Crossgrove(7)	$102,813	$105,188	Nil	Nil	$208,000
Robert M. Franklin(8)	$107,813	$105,188	Nil	Nil	$213,000
J. Brett Harvey	$86,063	$105,188	Nil	Nil	$191,250
Dambisa Moyo(9)	$61,071	$74,643	Nil	Nil	$135,714
Brian Mulroney(10)	Nil	Nil	Nil	$714,922	$714,922
Anthony Munk	$86,063	$105,188	Nil	Nil	$191,250
Peter Munk(11)	Nil	$2,001,401	Nil	$1,669,318	$3,670,719
Nathaniel P. Rothschild	$86,063	$105,188	Nil	Nil	$191,250
Steven J. Shapiro(12)	$109,813	$105,188	Nil	Nil	$215,001
John L. Thornton(13)	Nil	Nil	Nil	Nil	Nil

(1)	Compensation to non-management directors and Mr. Mulroney, as a management director, is paid in U.S. dollars. Compensation to Messrs. Birchall and Peter Munk, as management directors, is primarily paid in Canadian dollars. 2011 compensation paid in Canadian dollars has been converted at an average exchange rate of 0.9891.

(2)	Compensation for Mr. Regent is disclosed in the “Summary Compensation Table” for Named Executive Officers on page 48.

(3)	Figures in the Fees Earned column reflect directors’ fees that may be taken in the form of cash or DSUs. Figures in the Share-Based Awards column reflect amounts that must be taken in the form of DSUs. Messrs. Beck, Carty, Cisneros, Crossgrove, Anthony Munk and Rothschild elected to receive 100% of the retainer in DSUs. See the table entitled “Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2011” for the total value realized upon vesting of the DSUs awarded to directors for their services as directors in 2011.

(4)	Mr. Birchall received a salary ($505,510) and a parking benefit ($5,313) as Vice Chairman of Barrick as disclosed under “All Other Compensation” in the table above. As of January 1, 2012, Mr. Birchall’s salary was increased to Cdn$600,000.

(5)	Mr. Carty received a fee of $22,500 for his role as Lead Director from April 27, 2011 to December 31, 2011, $13,750 for his role as Chairman of the Compensation Committee, and $3,000 for his membership on the Audit Committee.

(6)	Mr. Cohen retired from the Board on April 27, 2011.

(7)	Mr. Crossgrove received a fee of $13,750 for his role as Chairman of the Corporate Responsibility Committee and $3,000 for his membership on the Audit Committee.

(8)	Mr. Franklin received a fee of $11,250 for his role as Chairman of the Corporate Governance Committee from April 27 to December 31, 2011, $7,500 for his role as Lead Director from January 1, 2011 to April 26, 2011, and $3,000 for his membership on the Audit Committee.

(9)	Dr. Moyo was elected to the Board on April 27, 2011.

(10)	Mr. Mulroney is also employed as Chairman of Barrick’s International Advisory Board. Mr. Mulroney also acts as an ambassador for Barrick and advances Barrick’s interests in various areas, including North America, South America, Africa and Asia. In his capacity as Chairman of the International Advisory Board during 2011, Mr. Mulroney received an annual salary ($343,000), a bonus ($300,000) and perquisites including a car lease ($33,077), payments to Cansult Communications for secretarial and other office services ($26,276) and payments to personnel for work with Barrick’s International Advisory Board ($12,569) as disclosed under “All Other Compensation” in the table above. As of January 1, 2012, Mr. Mulroney has assumed the role of Senior Advisor, Global Affairs of the Company. In this role, Mr. Mulroney will assist the Chief Executive Officer and other members of management, as appropriate, in the development and implementation of Barrick’s global government affairs program. As of January 1, 2012, Mr. Mulroney’s annual compensation includes Cdn.$1 million base salary, target bonus of 50% of base salary, reimbursable expenses and participation in Barrick’s stock option plan. Mr. Mulroney is also a senior partner of Norton Rose Canada LLP, a law firm which from time to time provides legal services to Barrick.

(11)	Mr. Peter Munk received a salary ($1,516,530), a car lease benefit ($44,147), payment of club membership fees ($32,115) and home security protection and a personal car and driver for secure transportation ($76,526) as Chairman of Barrick as disclosed under “All Other Compensation” in the table above. On February 14, 2012, Mr. Munk also received an award of 41,693 RSUs with an initial grant value of $2,001,401 in respect of 2011 service in recognition of his continued strong leadership of the Board of Directors and the Company.

(12)	Mr. Shapiro received a fee of $23,750 for his role as Chairman of the Audit Committee.

(13)	Mr. Thornton joined the Board on February 15, 2012.

The following table provides information for all stock options exercised by directors during the year ended December 31, 2011.

Aggregate Option Exercises During Financial Year Ended December 31, 2011

Name	Common Shares Acquired on Exercise	Aggregate Value Realized
Brian Mulroney(1)	44,900	$1,141,636
Peter Munk(2)	300,000	$6,900,000

(1)	On November 18, 2011, Mr. Mulroney exercised 44,900 stock options and received an after-tax cash payment for the aggregate value realized. These stock options were granted on December 7, 2004 and had an exercise price of $23.80.

(2)	On October 13, 2011, Mr. Munk exercised 300,000 stock options to purchase and hold 300,000 Barrick Common Shares. These stock options were granted on December 7, 2004 and had an exercise price of $23.80.

The following table provides information for all stock option awards and unvested share-based awards outstanding as at December 31, 2011 for directors other than Mr. Regent, whose awards are disclosed in “Part Five — Report on Executive Compensation — Compensation Discussion and Analysis — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards” on page 53. Options were granted to Mr. Birchall and Mr. Mulroney in their capacity as an officer and employee of Barrick, respectively, and to Mr. Cisneros and Mr. Rothschild, in their capacity as members of the International Advisory Board prior to their being elected as Directors.

Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards Year Ended December 31, 2011

	Option-Based Awards(1)				Share-Based Awards(2)
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(3)	Option Expiration Date	Value of Unexercised In-the-Money Options or Similar Instruments(4)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share Awards that have not Vested	Market Value of Share Awards that have Vested but not Paid Out(5)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Howard L. Beck							$1,472,435

William Birchall
Options: 07/30/2008 grant date	200,000	$42.58	7/29/2015	$534,000			$181,181

Donald J. Carty							$1,102,516

Gustavo Cisneros
Options: 5/2/2003 grant date	100,000	$21.71	5/1/2013	$2,366,765			$1,456,326

Peter A. Crossgrove							$968,350

Robert M. Franklin							$601,146

J. Brett Harvey							$612,957

Dambisa Moyo							$74,482

Brian Mulroney
Options: 12/8/2003 grant date	25,000	$29.11	12/7/2013	$406,834			Nil

Anthony Munk							$968,350

Peter Munk
Options: 12/3/2002 grant date	300,000	$23.45	12/2/2012	$6,578,171
Options: 12/8/2003 grant date	300,000	$29.11	12/7/2013	$4,882,006
RSUs: 12/7/2010 grant date					36,590	$1,655,715
Total	600,000			$11,460,177		$1,655,715	Nil

Nathaniel P. Rothschild
Options: 07/30/2008 grant date	50,000	$42.58	7/29/2015	$133,500			$292,677

Steven J. Shapiro							$706,217

John L. Thornton(6)							Nil

(1)	The amounts shown in the table above for each of the directors as at December 31, 2011 include each stock option grant outstanding. Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(2)	Non-management directors are also awarded DSUs, which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2011” table below for information on the DSUs awarded to directors in 2011.

(3)	The exercise price is the closing price of Barrick Common Shares on the New York Stock Exchange on the day immediately prior to the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted. For options denominated in Canadian dollars (2003 grants), the exercise price reflects the closing price of Barrick Common Shares on the Toronto Stock Exchange converted to U.S. dollars using the Bank of Canada noon rate of exchange as at December 31, 2011 (1.0170).

(4)	For options denominated in U.S. dollars (grants from 2004 to 2011), the closing share price used to value the options is based on the closing price of Barrick Common Shares on the New York Stock Exchange as at December 31, 2011 ($45.25). For options denominated in Canadian dollars (grants prior to 2004), the in-the-money value was calculated in Canadian dollars based on the closing price of Barrick Common Shares on the Toronto Stock Exchange as at December 31, 2011 (Cdn$46.15), converted to U.S. dollars based on the Bank of Canada noon rate of exchange as at December 31, 2011 (1.0170).

(5)	The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2011 based on the closing price of Barrick Common Shares on the New York Stock Exchange on such date ($45.25).

(6)	Mr. Thornton joined the Board on February 15, 2012.

The following table provides information for each of the directors (other than Mr. Regent, whose awards are disclosed in “Part Five – Report on Executive Compensation — Compensation Discussion and Analysis — Incentive Plan Awards — Value Vested or Earned During the Year Ended December 31, 2011” on page 54) on (1) the value that would have been realized if the options under option-based awards had been exercised on the vesting date, and (2) the value realized upon vesting of share-based awards during the year ended December 31, 2011.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2011

Name (a)	Option-Based Awards – Value During the Year on Vesting(1) (b)	Share-Based Awards – Value During the Year on Vesting(2) (c)	Non-equity Incentive Plan Compensation – Payout During the Year (d)
Howard L. Beck	Nil	$191,250	Nil
William Birchall(3)	$249,500	Nil	Nil
Donald J. Carty	Nil	$191,250	Nil
Gustavo Cisneros	Nil	$191,250	Nil
Marshall A. Cohen(4)	Nil	$41,250	Nil
Peter A. Crossgrove	Nil	$191,250	Nil
Robert M. Franklin	Nil	$108,188	Nil
J. Brett Harvey	Nil	$105,188	Nil
Dambisa Moyo(5)	Nil	$74,643	Nil
Brian Mulroney	Nil	Nil	Nil
Anthony Munk	Nil	$165,000	Nil
Peter Munk	Nil	Nil	Nil
Nathaniel P. Rothschild(6)	$62,375	$191,250	Nil
Steven J. Shapiro	Nil	$191,250	Nil
John L. Thornton(7)	Nil	Nil	Nil

(1)	The value that would have been realized from options on vesting is determined by multiplying the portion of each option grant that vested on July 30, 2011 by the difference between the closing price of Barrick Common Shares on the New York Stock Exchange on the vesting date and the exercise price of the option ($42.58).

(2)	The figures shown represent all DSUs awarded and vested in 2011. Messrs. Beck, Carty, Cisneros, Crossgrove, Anthony Munk, and Rothschild elected to receive 100% of the Board retainer in DSUs while Messrs. Franklin, Harvey, and Shapiro and Dr. Moyo elected to receive the mandated portion of the Board retainer (55%) in DSUs. The value of DSUs that vested in 2011 is determined by multiplying the number of DSUs that vested by the closing price of Barrick Common Shares on the New York Stock Exchange on the applicable date of vesting.

(3)	50,000 of Mr. Birchall’s 200,000 options granted in 2008 became exercisable on July 30, 2011.

(4)	Mr. Cohen retired from the Board on April 27, 2011.

(5)	Dr. Moyo joined the Board on April 27, 2011.

(6)	Mr. Rothschild joined the Board on April 28, 2010. 12,500 of Mr. Rothschild’s 50,000 options granted in 2008 became exercisable on July 30, 2011.

(7)	Mr. Thornton joined the Board on February 15, 2012.

Director Share Ownership Requirement

Barrick has a minimum share ownership requirement for directors, under which directors are required to own Barrick Common Shares or DSUs having a value established by the Board. In February 2012, the Board of Directors approved an increase in the previous minimum share ownership requirement of $500,000. Under the new requirement, directors are required to own Barrick Common Shares or DSUs having a value equivalent to three times the annual director retainer paid to non-management directors, i.e., $600,000, to be achieved five years from the date the individual became a director.

All of Barrick’s directors, except Dr. Moyo who joined the Board in 2011 and Mr. Thornton who joined the Board in 2012, currently meet the minimum share ownership requirements. The table below sets forth, as at December 31, 2011, the number of Barrick Common Shares owned by each director, the number of DSUs and RSUs held by each director, and the value of each director’s holdings as a multiple of the annual director retainer (i.e., $200,000). The total value of Barrick Common Shares, DSUs and RSUs is the amount each director has at stake in the Company as at December 31, 2011.

Share Ownership Position of Barrick Directors as of December 31, 2011

Director (a)	Year (b)	Number of Common Shares (c)	Number of DSUs(1) (d)	Total Number of Common Shares and DSUs (e)	Total Value of Common Shares and DSUs(2) ($) (g)	Number of RSUs Subject to Vesting (f)	Total Value of RSUs Subject to Vesting(2) ($) (h)	Value as Multiple of Retainer (i)		Share Ownership Requirement Met (✓) (j)
Howard L. Beck	2011	169,144	32,540	201,684	$9,126,201	—	—	45.6x		✓
William Birchall(3)	2011	285,220	4,004	289,224	$13,087,386	—	—	65.4x		✓
Donald J. Carty	2011	10,000	24,365	34,365	$1,555,016	—	—	6.8x		✓
Gustavo Cisneros	2011	—	32,184	32,184	$1,456,326	—	—	7.3x		✓
Peter A. Crossgrove	2011	15,000	21,400	36,400	$1,647,100	—	—	8.2x		✓
Robert M. Franklin	2011	35,958	13,285	49,243	$2,228,246	—	—	11.1x		✓
J. Brett Harvey	2011	5,500	13,546	19,046	$861,832	—	—	4.3x		✓
Dambisa Moyo(4)	2011	—	1,646	1,646	$74,482	—	—	0.4x
Brian Mulroney(3)	2011	20,000	—	20,000	$905,000	—	—	4.5x		✓
Anthony Munk	2011	5,000	21,400	26,400	$1,194,600	—	—	6.0x		✓
Peter Munk(3)	2011	1,688,500	—	1,688,500	$76,404,625	36,590	$1,655,715	382.0x		✓
Aaron W. Regent(3)	2011	25,000	—	25,000	$1,131,250	56,131	$2,539,949	N/A	(5)	✓
Nathaniel P. Rothschild	2011	48,000	6,468	54,468	$2,464,677	—	—	12.3x		✓
Steven J. Shapiro	2011	3,000	15,607	18,607	$841,967	—	—	4.2x		✓
John L. Thornton(6)	2011	—	—	—	—	—	—	—		N/A

(1)	The DSU Plan came into effect on July 1, 2003. Directors who are also employees of Barrick or any of its subsidiaries are not eligible to receive DSUs under the Director DSU plan. Mr. Birchall was appointed Vice Chairman of Barrick on July 8, 2005. Since September 1, 2005, Mr. Birchall has not received DSUs as compensation; however, additional DSUs are credited to the DSUs Mr. Birchall held prior to September 1, 2005 to reflect dividends paid on Barrick Common Shares.

(2)	The values of Barrick Common Shares, DSUs and RSUs are based on the closing price of Barrick Common Shares on the New York Stock Exchange as at December 31, 2011 ($45.25).

(3)	Messrs. Birchall, Mulroney, Peter Munk and Regent received compensation as officers or employees of Barrick and did not receive an annual retainer or other additional compensation for serving as directors.

(4)	Dr. Moyo joined the Board on April 27, 2011 and has until April 26, 2016 to meet the director share ownership requirement.

(5)	During 2010, the share ownership requirement for Mr. Regent as President and Chief Executive Officer was increased from three to four times his pre-tax salary to be achieved by December 31, 2012. As at December 31, 2011, Mr. Regent’s directly held shares plus RSUs subject to vesting had a value equivalent to 2.3 times his 2011 pre-tax salary. As at March 1, 2012, Mr. Regent’s directly held shares plus RSUs subject to vesting had a value equivalent to approximately four times his 2012 pre-tax salary. See “Report on Executive Compensation — Compensation Discussion and Analysis — Share Ownership Requirements” on page 42.

(6)	Mr. Thornton joined the Board on February 15, 2012 and has until February 14, 2017 to meet the director share ownership requirement.

PART FIVE

REPORT ON EXECUTIVE COMPENSATION

Compensation Committee Report

As the gold industry leader, our fundamental goal is to create value for shareholders. In serving this goal, Barrick’s approach to executive compensation is designed around the following objectives:

•	Align the interests of executive officers with the short- and long-term interests of shareholders;

•	Link executive compensation to the performance of both the Company and the individual;

•	Emphasize variable compensation to reinforce pay for performance through achievement of key business imperatives and execution of strategy;

•	Reinforce the key elements of the Company’s strategy and align the executive team with the strategy; and

•

Compensate executive officers at a level and in a manner that ensures Barrick is capable of attracting, motivating and retaining exceptional talent, and appropriately considers the Company’s risk profile.

The Company seeks to achieve these objectives through three key compensation components: (1) base salary, (2) annual performance incentive, and (3) long-term incentives, the sum of which equals total direct compensation. Barrick’s success ultimately requires a balance of focus on shorter-term financial and operating results and longer-term investments; therefore, the Company generally awards approximately half of target total direct compensation to executive officers in the form of long-term incentives. Additionally, approximately three quarters of the target total direct compensation is performance-based, which ties total direct compensation directly to critical business imperatives and to Company performance.

Since 2010, Barrick has implemented an annual shareholder advisory vote on the Company’s approach to executive compensation. During 2011, the Compensation Committee’s independent consultant, Towers Watson, undertook a risk assessment of Barrick’s compensation programs and practices and found no risks arising from our programs and practices that are likely to have a material adverse effect on the Company. A summary of the compensation risk assessment is set out under “— Compensation Discussion and Analysis — Compensation Risk Assessment”. The Company remains committed to implementing a clawback policy on executive compensation. Barrick will adopt a clawback policy on executive compensation once the requirements of the New York Stock Exchange listing standards are finalized.

In 2011, Barrick’s overall business performance exceeded expectations and the individual performance of our senior executives met expectations, in support of these efforts. The 2011 annual performance incentive awards for our senior leadership team exceeded target, as discussed commencing on page 34. Long-term incentive awards for 2011 were granted near the upper end of the applicable long-term incentive range after taking into account the Company’s performance on an absolute and relative basis. A special on-hire long-term incentive award was made to Mr. Richard McCreary.

Barrick’s approach to executive compensation is described in greater detail in the following pages of the Compensation Discussion and Analysis. We believe that our approach has been applied in a consistent manner and continues to support our goal of creating significant value for our shareholders.

Respectfully submitted by the Compensation Committee on behalf of the Board of Directors,

D.J. Carty (Chairman)

G.A. Cisneros

J.B. Harvey

S.J. Shapiro

Composition and Role of the Compensation Committee

The members of the Compensation Committee are D.J. Carty (Chairman), G.A. Cisneros, J.B. Harvey, and S.J. Shapiro. None of the Compensation Committee members are or were officers or employees of Barrick or its subsidiaries, and each member of the Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101. Barrick believes its Compensation Committee members have the knowledge and experience required to perform their duties effectively and make executive compensation decisions in the best interests of the Company and its shareholders. Three of the four current members have direct experience related to executive compensation from their current (Mr. Harvey) or former (Messrs. Carty and Cisneros) roles as chief executive officers, while the other member has financial expertise (Mr. Shapiro). Less than one third of the current members of the Compensation Committee are currently a chief executive officer: Mr. Harvey is currently the Chief Executive Officer of CONSOL Energy Inc. Messrs. Carty and Shapiro are both members of Barrick’s Compensation Committee and Audit Committee which assists with the understanding and interpretation of issues that are relevant to both committee mandates. Messrs. Carty, Harvey and Shapiro have extensive experience on boards and relevant committees of other public companies as described in the table below. Mr. Cisneros has extensive experience as the chairman of a large privately-held company.

Committee Member	Director		Chairman of the Board		Compensation Committee
	Current	Prior	Current	Prior	Current		Prior
D.J. Carty	4	3	—	1	2	*	1	*
J.B. Harvey	2	1	1	—	1		—
S.J. Shapiro	2	—	—	—	1	*	—

*	Indicates that director served as committee chairman in some cases.

In terms of experience in the natural resources sector, Mr. Carty is the Chairman of the Human Resources Committee of Talisman Energy Inc., and Mr. Shapiro is the Chairman of the Compensation Committee of El Paso Corporation.

The Board is confident that the Compensation Committee collectively has the knowledge, experience and background to carry out the Committee’s mandate and to make decisions on the suitability of the company’s compensation policies and practices. The Committee will be available to answer questions at the Meeting. The Compensation Committee’s primary responsibilities include:

•	Reviewing and making commendations to the Board of Directors with respect to Barrick’s compensation policies and practices;

•

Reviewing the compensation of the Chairman of the Board and of the Chief Executive Officer, including the determination of the number of stock options, restricted share units (RSUs), and performance restricted share units (PRSUs) to be granted, and recommending such compensation to the independent members of the Board of Directors for approval;

•

Reviewing and approving the compensation of other senior executive officers, including the determination of the number of stock options, RSUs, and PRSUs to be granted, after considering the recommendations of the Chief Executive Officer;

•	Reviewing and making recommendations to the Board related to succession planning with respect to the Chief Executive Officer and other senior executives;

•	Overseeing and approving Barrick’s stock option, RSU, PRSU, and directors’ deferred share unit awards;

•	Reviewing and approving corporate goals and objectives for the Chief Executive Officer’s performance;

•	Reviewing and approving the Chief Executive Officer’s recommendations regarding corporate and individual performance goals for other senior executive officers;

•

Assessing the achievement of corporate and individual performance goals of the Chief Executive Officer and other senior executive officers at the end of each year, which determines annual performance awards for these executives; and

•	Considering the implications of the risks associated with the Company’s compensation programs and practices.

The Compensation Committee bases its recommendations on Barrick’s established policies, as well as on the performance of each individual and performance of the Company. Executive compensation is considered in the context of the overall stewardship and governance of the Company. The Chief Executive Officer provides input to the Compensation Committee with respect to the compensation of his direct reports. The Chief Executive Officer also recommends to the Compensation Committee corporate and individual performance goals for his direct reports at the start of the year. The Chief Executive Officer then provides input for the Compensation Committee to consider regarding the achievement of those goals at the end of the year and recommends compensation awards based on the level of achievement. Other senior executive officers are not involved in the assessment or decision-making with respect to Named Executive Officer compensation.

Talent management, development and succession plans exist for all senior leadership roles, including the Chief Executive Officer. Senior leadership succession, including for the Chief Executive Officer, is reviewed annually and based on the outcomes of that review, development plans and assignments are adjusted accordingly. Succession plans for senior leadership roles are reviewed with the Compensation Committee and the Board, and the plans are revised based on feedback and guidance provided by the Compensation Committee and the Board.

The table below summarizes the Compensation Committee’s key activities during 2011. Incentive compensation for senior executive officers for 2011, as well as 2012 base salaries and the vesting of PRSUs awarded in 2008, were considered and approved by the Committee at its February 14, 2012 meeting.

2011 Compensation Committee Key Activities

Meeting	Compensation Committee Key Activities
February 4, 2011

—    Review and approve Corporate and Individual Executive targets

—    Review and approve peer groups

—    Review and approve Report on Director Compensation and Report on Executive Compensation to be included in the 2011 management proxy circular

—   Review and approve changes to Compensation Committee mandate

—   Review Committee calendar

April 26, 2011

—    Review 2011 executive compensation program design and individual performance objectives for 2011

—    Review competitive assessment of compensation for Directors

—    Discuss 2011 Compensation Committee goals

October 25, 2011

—    Review competitive assessment of the executive compensation pay levels, including pay and performance analyses of Barrick and its peers

—   Review trends and regulatory updates on executive compensation

—   Discuss executive leadership succession planning with input from the Chief Executive Officer and Human Resources

—   Confirm adoption of say-on-pay shareholder advisory vote in connection with the Company’s 2012 annual meeting of shareholders

December 6, 2011

—    Review 2011 individual performance, forecast 2011 corporate financial and operating performance results, and pay recommendations for executive officers

—   Approve and recommend to Board long-term incentive grants for 2011 for employees and officers, other than senior executive officers

—   Review preliminary summary compensation table and notes on executive compensation to be included in the 2012 management proxy circular

—    Review preliminary 2012 management scorecard framework

—    Review 2012 Committee calendar of activities

Ongoing	— Review trends and best practices in executive compensation including regulatory, legislative and governance considerations — In-camera sessions for all regularly scheduled meetings

Compensation Discussion and Analysis

The Compensation Discussion and Analysis describes Barrick’s compensation policies and practices for its executive officers in 2011, including the following Named Executive Officers:

Aaron W. Regent	President and Chief Executive Officer
Peter J. Kinver	Executive Vice-President and Chief Operating Officer
Jamie C. Sokalsky	Executive Vice-President and Chief Financial Officer
Kelvin P.M. Dushnisky	Executive Vice-President, Corporate and Legal Affairs
Richard G. McCreary	Senior Vice-President, Corporate Development

Benchmarking

It is the Company’s intention to provide competitive total compensation packages to executive officers in order to ensure senior management is appropriately retained and engaged. The target compensation positioning is between the median and the 75th percentile against the mining peer group. Competitive data is used as general guidance. Actual positioning for select senior executives, including the Named Executive Officers, may be higher than the target positioning due to the critical nature of their role and overall importance in executing Barrick’s business strategy, the overall economic climate and business environment, the intense competition for executive talent in the mining industry, and the criticality of the incumbent’s role. Barrick’s executive compensation program provides the opportunity for top quartile actual pay when both individual and company performance is exceptional.

The Committee’s compensation consultant (see “— Compensation Consultant Advice” below) reviews the mining peer group annually with the Committee to ensure that it remains appropriate and reflective of the companies with which Barrick competes for talent and/or capital. The criteria for the mining peer group review have been selected to ensure that the peers are similar to Barrick in size, scope, and complexity of operations. These criteria include:

•	Gold and/or diversified metals mining companies with a concentration in exploration, development, and mining/production;

•	Market capitalization ranging from approximately one-third to three times that of Barrick; and

•	Global reach beyond a company’s home country with operations, in most cases, in several countries and at least two other continents.

The composition of the mining peer group in 2011 is listed below. The mining peer group reflects the fact that while Barrick competes with other gold companies for shareholders, capital and mineral properties, the Company also competes with the broader mining industry for qualified and experienced executives. The composition of the mining peer group did not change from 2010.

Scope Statistics for 2011 Mining Peer Group

Company	Country	Revenue (Billions) (Most Recently Disclosed FYE)	Market Capitalization (Billions) (Dec. 31, 2011)	Assets (Billions) (Most Recently Disclosed FYE)
Anglo American plc	United Kingdom	$30.6	$49.0	$72.4
AngloGold Ashanti Ltd.	South Africa	$5.9	$16.3	$10.8
BHP Billiton Ltd.	Australia	$72.1	$188.0	$102.9
Cameco Corp.	Canada	$2.3	$7.1	$7.7
Freeport-McMoRan Copper & Gold Inc.	United States	$20.9	$34.9	$32.1
Goldcorp Inc.	Canada	$5.4	$35.8	$29.4
Gold Fields Ltd.	South Africa	$5.2	$11.2	$10.4
Kinross Gold Corporation	Canada	$3.9	$13.0	$16.5
Newmont Mining Corp.	United States	$10.4	$29.7	$27.5
Peabody Energy Corp.	United States	$8.0	$9.0	$16.7
Rio Tinto Ltd.	Australia	$60.5	$115.8	$119.5
Teck Resources Limited	Canada	$11.3	$20.8	$33.7
Xstrata plc	Switzerland	$33.9	$44.6	$74.8
Statistical Distribution
25th Percentile		$5.3	$12.1	$13.6
Median		$10.4	$29.7	$29.4
75th Percentile		$32.2	$46.8	$73.6
Barrick Gold Corporation		$14.3	$45.3	$48.9

The decision to include, keep or eliminate a company from the mining peer group takes into account the need for year-over-year continuity of the mining peer group. For example, five peers were outside the market capitalization range identified above (BHP Billiton plc is above the range, while Cameco Corp., Gold Fields Ltd., Kinross Gold Corp. and Peabody Energy Corp. are below the market capitalization range). These companies continue to be included in the mining peer group to maintain a sufficient number of peers, and the four smaller companies help to offset the one larger company, thus ensuring an overall balance in the size of companies in the mining peer group. Furthermore, while Cameco Corp. and Peabody Energy Corp. are not gold or diversified metals mining companies, both companies have a concentration in exploration, development, and mining/production, they operate in several countries, their market capitalization is reasonably close to the criteria range, and, like Barrick, they are headquartered in North America. In February 2012, the Compensation Committee determined that mining peer group for 2012 would be the same as the mining peer group used in 2011.

For purposes of assessing total direct compensation levels and competitive pay practices and structure for Named Executive Officers in 2011, the Committee’s executive compensation consultant reviewed actual and target compensation data (salary, annual performance incentive, long-term incentives), where available, extracted from publicly available proxy circulars for all thirteen peer companies in the mining peer group.

Compensation Risk Assessment

In 2011, the Compensation Committee engaged its compensation consultant, Towers Watson, to assist with a risk assessment of compensation programs provided to the senior executive team, including the annual performance incentive and Barrick’s three long-term incentive plans. The compensation risk assessment included interviews with key Board and management representatives to a) identify significant risks; b) understand the role of compensation in supporting appropriate risk taking; and

c) understand how risk is governed and managed at Barrick. Towers Watson also reviewed documentation relating to Barrick’s enterprise risk management approach and 2011 top priority risks, enterprise risks consolidation and prioritization process, and Board and Committee mandates. Barrick’s executive compensation programs for the Named Executive Officers were reviewed against Towers Watson’s compensation risk assessment framework. The 2011 compensation risk assessment indicated that Barrick does not have risks arising from its current compensation policies and practices that are likely to have material adverse effect on the organization. Results of the review were presented to the Compensation Committee for review and approval in February 2012. The Compensation Committee plans to review annually the risks associated with Barrick’s compensation policies and practices.

Barrick has a number of compensation practices that mitigate potential compensation risk, including imposing limits on incentive plan payouts to mitigate excessive or inappropriate risk-taking. Barrick’s compensation programs are designed with a balanced approach aligned with the Company’s business strategy and risk profile. Key risk-mitigating features in Barrick’s compensation governance processes and compensation structure include:

•

Compensation objectives.  Barrick has formalized compensation objectives, discussed on page 27, over time to help guide compensation decisions and incentive design in an effective pay-for-performance manner.

•

Say on pay.  Barrick implemented a non-binding shareholder advisory vote on executive compensation in 2010 and 2011. Positive shareholder votes signal that the current approach to executive compensation has been acceptable to Barrick’s shareholders.

•

Application of Compensation Committee discretion.  Current compensation programs allow for discretionary assessment of performance by the Compensation Committee to ensure pay aligns with perceived and actual performance.

•

Annual review of incentive programs.  Each year, Barrick reviews and sets performance measures and targets aligned with the business plan and the Company’s risk profile for the annual performance incentive and long-term incentive compensation to ensure continued relevance and applicability. When new compensation programs are considered, they are stress tested to ensure the payouts would be reasonable within the context of the performance outcomes. In addition, on a periodic basis, Barrick conducts a complete review of its compensation strategy, including the pay philosophy and program design, in light of business requirements, market practice, and governance considerations. A comprehensive review of Barrick’s executive compensation programs and practices is proposed for 2012.

•

External independent compensation advisor.  On an on-going basis, the Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective of marketplace changes and best practices related to compensation design, governance, and compensation risk management.

•

Variable compensation mix.  For the Named Executive Officers, a significant portion of target total direct compensation is delivered through variable compensation (annual performance incentive and long-term incentive plan (LTIP)). The majority of the value of target variable compensation is delivered through the LTIP. This mix provides a strong pay-for-performance relationship, while providing a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of long-term sustainability and shareholder value.

•

Incentive plan payouts capped.  The annual performance incentive has a maximum payout cap of two times target. The performance restricted share unit (PRSU) payout factor is also capped at two times target.

•

Share ownership requirement.  The Chief Executive Officer and Executive Vice-Presidents are required to maintain a defined value of share ownership to align their interests with the long-term performance of the organization.

•	Anti-hedging policy. Barrick prohibits officers and directors from hedging equity-based compensation positions in the Company.

Overview of Key Compensation Decisions Made in 2011

Salaries for 2012 for the Named Executive Officers will increase by 3.5% from 2011 based on general market movement in the industry to maintain current market positioning.

Based on the achievement of above expected levels of overall performance, as well as individual assessments, annual performance incentives awarded for 2011 service were 112% of target for the Named Executive Officers.

After taking into account Barrick’s business performance, individual performance and retention challenges, long-term incentive awards made in February 2012 were granted at the high end of the applicable range for each of the Named Executive Officers. Mr. McCreary also received an on-hire grant of stock options and RSUs.

2011 Named Executive Officer Target Pay Mix (As Percentage of Target Total Direct Compensation)

	Base Salary	Target Annual Incentive	Long-Term Incentives(1)
Aaron W. Regent	21%	26%	53%
Peter J. Kinver	23%	18%	59%
Jamie C. Sokalsky	23%	18%	59%
Kelvin P. M. Dushnisky	23%	18%	59%
Richard G. McCreary	31%	23%	46%

(1)	Represents the middle of the applicable long-term incentive range and, for Mr. McCreary, assumes a full year of service.

Changes for 2012

During 2012, Barrick made a number of adjustments to its executive compensation program:

•	Timing for awarding annual performance incentive payouts and LTIP grants moved from December to February of each year, following fiscal year-end and Board approval of financial results

•	Changes to the management performance scorecard, including an increased weighting for corporate social responsibility matters

•

Peer group for February 14, 2012 PRSU award refined to include only the seven largest gold mining peers (as defined by market capitalization) to be more directly aligned with Barrick in terms of scale and complexity

Barrick has also committed to reviewing the following proposals for 2012:

•	Comprehensive review of executive compensation programs and practices

•	Implementation of a deferred share unit plan for officers

•	Expansion of share ownership requirements to other senior officers

•	Clawback policy on executive compensation following the adoption of the related final rules of the New York Stock Exchange

Components of Executive Compensation

Base Salary

Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in the attraction and retention of highly qualified executives. Base salaries are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling his or her role and responsibilities, and to remain externally competitive. The year-over-year changes to the base salaries of the Named Executive Officers are illustrated in the following table:

Named Executive Officer – Salary History (Cdn$)

Name	December 31, 2010 Salary	December 31, 2011 Salary(1)	January 1, 2012 Salary	% Increase 2010/2011	% Increase 2011/2012
Aaron W. Regent	$1,591,000	$1,640,000	$1,697,000	3%	3.5%
President and Chief Executive Officer
Peter J. Kinver	$1,022,000	$1,053,000	$1,090,000	3%	3.5%
Executive Vice-President and Chief Operating Officer
Jamie C. Sokalsky	$982,000	$1,011,000	$1,046,000	3%	3.5%
Executive Vice-President and Chief Financial Officer
Kelvin P.M. Dushnisky(2)	$925,000	$953,000	$986,000	3%	3.5%
Executive Vice-President, Corporate and Legal Affairs
Richard G. McCreary(3)	—	$650,000	$673,000	—	3.5%
Senior Vice-President, Corporate Development

(1)	Salaries for the Named Executive Officers are paid in Canadian dollars and converted to U.S. dollars for reporting purposes in the “Summary Compensation Table” at the annual average exchange rate for each year reported by the Bank of Canada; however, the year-over-year salary increases are calculated in Canadian dollars. The salary increases reflect and are aligned with the Company’s compensation philosophy and competitive market practice.

(2)	Mr. Dushnisky’s salary was increased to Cdn.$730,000 on January 1, 2010. Upon his subsequent promotion to Executive Vice-President, Corporate and Legal Affairs, Mr. Dushnisky received a salary increase effective June 1, 2010 to Cdn.$925,000.

(3)	Mr. McCreary commenced employment on April 25, 2011. The 2011 salary in the above table reflects Mr. McCreary’s salary over a 12 month period rather than the actual amount he received in 2011.

Annual Performance Incentives

The annual performance incentive is a short-term variable element of compensation constituting approximately 20% of a Named Executive Officer’s target total direct compensation. This incentive is intended to link pay to annual performance that will increase shareholder value. The annual performance incentive plan is designed with 60% weight on the achievement of quantitative and strategic corporate goals captured in a scorecard and 40% weight on the achievement of specific individual objectives for the year. This design is consistent with the general practices of the mining industry.

Target annual performance incentives for 2011 were set at 125% of base salary for the Chief Executive Officer and at 75% of base salary for the other Named Executive Officers. Actual awards will be above or below target based on performance outcomes, ranging from 0% of target for poor performance and 200% of target for superior performance. For 2012, target annual performance incentives will remain consistent with 2011 levels.

Ultimately, Barrick’s strategic objectives are to increase its share price by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick incorporated a number of performance measures that support these objectives to determine the annual performance incentive. Share price is driven by financial results (earnings per share, operating cash flow, and net asset value growth) and general market conditions and other factors, which are in turn driven by key operating measures (gold and copper production and total cash costs) that are assessed during the performance review. These financial and operating goals are largely driven by execution of the Company’s strategy and strategic imperatives such as mine development, cost management/supply initiatives, reserve performance, corporate development, organizational performance and gold and copper prices. Finally, Barrick also has a strong commitment to the environment, health and safety, and community relations. Therefore, measures of community, health, environment, safety and security are considered under the annual performance incentive review.

In 2011, Barrick continued to demonstrate consistent execution of its operational goals, and was in line with its gold operating guidance for the ninth successive year. This operational success, combined with higher gold prices, resulted in strong financial results for the Company. In 2011, Barrick successfully completed the acquisition of Equinox Minerals Limited, replaced gold reserves and announced two major gold discoveries in Nevada.

The table below provides information about the performance measurement categories, metrics, weightings, target performance goals or range of performance, and actual performance outcomes for the annual performance incentive plan for 2011.

Annual Performance Incentive Scorecard

Performance Measurement Category	Performance Metric	Weight	Threshold Performance Goal	Target Performance Goal	Maximum Performance Goal	2011 Performance	Result(1)	Weighted Result

Financial	Earnings Per Share (adjusted)(2)	5%	$2.78	$3.42	$4.12	$4.67	200%	10%
	Operating Cash Flow (adjusted)(3)	5%	$3.64 billion	$4.73 billion	$5.90 billion	$5.68 billion	181%	9.1%
	Total Return to Shareholders vs Gold Peers(4)	5%	10th percentile	50th percentile	90th percentile	39th percentile	74%	3.7%
	Net Asset Value(5) Growth	5%	-5%	no change	+5%	+51%	200%	10%

Operations: Production	Gold Production	8%	7.02 million ounces	7.8 million ounces	8.58 million ounces	7.68 million ounces	84%	6.7%
	Copper Production(4)	2%	273 million pounds	303 million pounds	333 million pounds	451 million pounds	200%	4%

Operations: Cost	Gold (Total Cash Cost/Ounce)(7)	8%	$498 per ounce	$453 per ounce	$408 per ounce	$460 per ounce	85%	6.8%
	Copper (Total Cash Cost/Pound)(6)(7)	2%	$1.52 per pound	$1.38 per pound	$1.24 per pound	$1.75 per pound	0%	0%

Growth	Exploration and Corporate Development	25%		Qualitative objectives assessed at year-end		2 major Nevada gold discoveries/ Equinox Minerals acquired	200%	50%
	Reserve Replacement/Organic Reserves	5%	134 million ounces	140 million ounces	146 million ounces	140 million ounces(8)	100%	5%
	Capital Projects	10%		Assess actual spending and progress versus budget and schedule		Capital cost increases for Pueblo Viejo and Pascua-Lama and production dates delayed	0%	0%

Environment, Health, and Safety	Dow Jones Sustainability Ranking	10%		Inclusion in Dow Jones Sustainability Index		Included in Dow Jones Sustainability Index	100%	10%
	Lost-Time Injury Frequency Rate	10%	1.03	0.83	0.63	0.92	55%	5.5%

Total Performance Score for the Year		100%						120.7%

(1)	Each of the quantitative and qualitative performance categories are considered against the following continuum of performance ratings. While the quantitative measures lend themselves to more specificity in ranking and percentage of target payout (as summarized below), the categories with qualitative measures may result in an assessment at the higher or lower end of a specific rating.

(2)	Adjusted net earnings per share is a non-GAAP financial measure which is determined by dividing adjusted net earnings by the weighted average number of shares outstanding (basic method) in 2011 of 999 million shares. Adjusted earnings excludes the following from net income: significant tax adjustments not related to current period earnings; impairment charges (reversals) related to goodwill, property, plant and equipment, and investments; gains/losses on acquisitions/dispositions; foreign currency translation gains/losses and unrealized expense (income) related to the remeasurement of the provision for environmental rehabilitation due to changes in long-term discount rates; non-recurring restructuring costs; acquisition related costs; and unrealized gains/losses on non-hedge derivative instruments. Management uses this measure internally to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted earnings allows investors and analysts to better evaluate the results of the underlying business of the Company. Please refer to pages 94 to 95 in Barrick’s Financial Report 2011 for details on how Barrick uses this measure and reconciliation of this measure to the most directly comparable IFRS measure.

(3)	Adjusted operating cash flow is a non-GAAP financial measure which excludes the impact of non-recurring costs and working capital adjustments related to business combinations and withholding tax payments. Please refer to pages 95 to 96 in Barrick’s Financial Report 2011 for details on how Barrick uses adjusted operating cash flow and a related reconciliation to the most directly comparably IFRS measure.

(4)	The ranking is based on the 2011 gold mining peer group, which consisted of Agnico-Eagle Mines Ltd., AngloGold Ashanti Ltd., Eldorado Gold Corp., Goldcorp Inc., Gold Fields Ltd., Harmony Gold Mining Co. Ltd., IAMGOLD Corp., Kinross Gold Corporation, Newcrest Mining Ltd., Newmont Mining Corporation, Randgold Resources Ltd. and Yamana Gold, Inc.

(5)	Net Asset Value Growth includes the assets acquired as part of the Corporation’s acquisition of Equinox Minerals Limited.

(6)	Copper Production and Copper Total Cash Cost / Pound 2011 performance includes results of the Lumwana mine, which was acquired as part of the Corporation’s acquisition of Equinox Minerals Limited, from June 1, 2011 to December 31, 2011.

(7)	Total cash costs is a non-GAAP financial measure. Please refer to pages 96 to 98 in Barrick’s Financial Report 2011 for details on how Barrick uses total cash costs and a reconciliation of this measure to the most directly comparable IFRS measure.

(8)	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by Staff of the SEC applies different standards in order to classify mineralization as a reserve. Accordingly, for United States reporting purposes, approximately 2.15 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, please refer to pages 181 to 188 of Barrick’s Financial Report 2011.

The Committee approves specific quantitative corporate performance goals for all corporate measurement categories except Exploration Growth and Corporate Development, Reserve Replacement/Organic Reserves, and Capital Projects, where the evaluation requires a more holistic assessment. The evaluation of performance for Capital Projects is based on an assessment of the actual amount spent and progress achieved relative to the budget and schedule, while Exploration and Corporate Development performance is assessed by considering the quality of corporate development work executed and the exploration successes achieved over the year. The evaluation of Reserve Replacement/Organic Reserves is based on an assessment of the number of ounces replaced. Based on 2011 performance as discussed above, Messrs. Regent, Kinver, Sokalsky, Dushnisky and McCreary received actual annual performance incentives above target as shown in the table below under “— Individual Objectives Performance”. In the overall determination of awards, the Committee may also consider any areas that are outside of management’s control and other contextual factors not explicitly measured. For example, financial results are heavily determined by the price of gold and key inputs into the production process (e.g., energy prices), which may vary significantly from forecasts over a one-year period. As another example, the Environmental, Health and Safety performance category explicitly measures lost-time injury frequency rate and Dow Jones Sustainability Index classification; however, the Committee will take into account the nature and circumstances surrounding environmental incidents and injuries or fatalities when determining the overall performance within that performance category. The Committee has discretion to award compensation absent the attainment of a relevant performance goal. However, the Committee did not exercise such discretion with respect to the annual performance incentive award for 2011 and would only exercise such discretion in exceptional circumstances.

Individual Objectives Performance

In addition to corporate performance as determined by the above scorecard, individual performance is also considered in determining the annual performance incentive award. The Chief Executive Officer develops specific individual objectives with his direct reports at the beginning or prior to the beginning of each year. These objectives are then reviewed with the Compensation Committee and form the basis upon which the executives’ performance will be reviewed at the end of the year. An overview of the key individual goals accomplished by each Named Executive Officer in 2011 is outlined below.

Aaron Regent provided overall leadership for the Company, with an appropriate tone and focus from the top, to ensure the corporate and individual performance objectives set out at the beginning of the year were met. In 2011, Barrick delivered solid operating and financial results and continued to progress its objective of finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Mr. Regent successfully led Barrick’s acquisition of Equinox Minerals Limited, focused on identifying value from Barrick’s existing asset base and increased the Company’s focus on effective corporate social responsibility practices. He improved organizational effectiveness with the implementation of a more comprehensive strategic planning and life of mine planning process and improved capital management. Mr. Regent enhanced talent management and succession planning by establishing an executive talent council that meets regularly through the year.

Peter Kinver led the operations in meeting guidance for gold production and successfully contained gold cash costs. He managed an increase above target in copper production due to the acquisition of Equinox Minerals Limited, which also led to an increase in copper cash costs. In line with his performance objectives established at the beginning of 2011, Mr. Kinver continued to advance Barrick’s significant capital projects and progress earlier stage projects. He also led a focus on refining and improving opportunities at existing mines to drive future resource growth and shareholder value. In addition, he oversaw an enhanced company-wide focus on operational compliance and the CHESS (Community, Health, Environment, Safety and Security) Executive Committee.

Jamie Sokalsky provided leadership for the Equinox Minerals Limited acquisition’s execution and structuring and related financial transactions. He also effectively partnered with Aaron Regent on investor relations efforts, and in line with his performance objectives established at the beginning of 2011, he led further enhancements in the finance group, including the conversion to International Financial Reporting Standards, enhanced treasury, currency and commodity hedging programs, and enhanced compliance programs. Mr. Sokalsky also oversaw the operations of Barrick Energy Inc.

Kelvin Dushnisky successfully engaged Barrick’s external stakeholders (including local and federal governments, communities, non-governmental organizations, the media, and investors) in support of Barrick’s projects, operations, and corporate responsibility activities, in line with his performance objectives established at the beginning of 2011. He provided oversight for the Company’s permitting efforts and political support for acquisitions, including the acquisition of Equinox Minerals Limited. During 2011, Mr. Dushnisky enhanced the Corporation’s communications strategy and chaired the CHESS Executive Committee. Barrick was named to the Dow Jones Sustainability Index for the fourth year in a row.

Richard McCreary, who commenced employment with the Corporation on April 25, 2011, led the corporate development team and implemented strategic divestitures and portfolio rationalization. In line with his 2011 objectives, Mr. McCreary developed a corporate development strategic framework and aligned the department staff structure to effectively execute the strategy.

2011 Annual Performance Incentive Payouts(1)

Name	Company Results Score x 60% Weight	+	Individual Results Score x 40% Weight	=	Total Score (% of Target)	x	Target Annual Incentive as % of Salary	=	Actual 2011 Annual Incentive
Aaron W. Regent	120.7%		100%		112%		125%		140%
									Cdn$2,296,000
Peter J. Kinver	120.7%		100%		112%		75%		84%
									Cdn$885,000
Jamie C. Sokalsky	120.7%		100%		112%		75%		84%
									Cdn$849,000
Kelvin P. M. Dushnisky	120.7%		100%		112%		75%		84%
									Cdn$801,000
Richard G. McCreary(2)	120.7%		100%		112%		75%		84%
									Cdn$364,000

(1)	Based on the amount actually paid out to Named Executive Officers in Canadian dollars and calculated as a percentage of target awards in Canadian dollars.
(2)	Mr. McCreary received a pro-rated target bonus reflecting his period of service in 2011. Actual payout percentage based on pro-rated salary.

Long-Term Incentives

Long-term incentives are annual equity-based grants consisting of stock options, RSUs, and PRSUs which are earned based on Barrick’s performance. The awards are intended to align management’s interests with those of shareholders by tying compensation to share price performance and to aid in retention through vesting schedules. Thirty-three officers of the Company received long-term incentive awards in December 2011, consisting of stock options and/or RSUs, and thirteen senior executives received long-term incentive awards in February 2012 (for 2011 service) consisting of stock options, RSUs and/or PRSUs.

Long-term incentive awards are granted based on long-term incentive ranges designed to position total direct compensation between the 50th and 75th percentile of the peer group. Individuals receive awards at the higher or lower end of this range based on the Chief Executive Officer’s consideration of individual and Company performance, the amount and terms of all outstanding long-term incentive awards, overall compensation history during the last three years plus the criticality of the role of the individual in executing the business strategy in developing his 2011 recommendations for his direct reports. The Chief Executive Officer’s recommendations were then presented to the Compensation Committee for their review and approval. In determining the 2011 long-term incentive award for the Chief Executive Officer, the Compensation Committee considered competitive compensation levels, Company and individual performance, as well as the amount and terms of the outstanding long-term incentive awards granted to Mr. Regent.

Barrick provided 50% of the value of the 2011 long-term incentive award to senior executives in stock options, 25% of the value in RSUs, and 25% of the value in PRSUs. While stock options, RSUs, and PRSUs are all tied to share price, the incentive and retention value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors. Unlike stock options, RSUs continue to provide an incentive for executives to remain with Barrick during such periods, while continuing to tie compensation to share price performance, as the value of the RSU increases or decreases with the share price. To a somewhat lesser extent, PRSUs also provide incentive for executives to remain with Barrick during such periods while further enhancing alignment with shareholders’ interests as the number of PRSUs that ultimately vest is based on Barrick’s total shareholder return relative to a group of gold mining companies, referred to below as the “gold mining peers”. See the discussion below on “— Performance Restricted Share Units (PRSUs)”. This long-term incentive plan mix provides incentive opportunities aligned with the mining industry.

Beginning February 2012, long-term incentive awards for the Named Executive Officers are granted each February following the year-end assessment of performance. The long-term incentive grants relating to 2011 performance were awarded on February 14, 2012. This timing coincides with the payout of the 2011 annual incentive plan. Special awards may be granted at other times throughout the year for promotion, new hire, or retention purposes.

As shown in the table below, Messrs. Regent, Kinver, Sokalsky, Dushnisky and McCreary received the following long-term incentive awards for 2011 performance.

Long-Term Incentive Awards

Name	Long-Term Incentive Range As % of Salary	2011 Long-Term Incentive As % of Salary
Aaron W. Regent	200% – 300%	280%
Peter J. Kinver	200% – 300%	280%
Jamie C. Sokalsky	200% – 300%	280%
Kelvin P. M. Dushnisky	200% – 300%	280%
Richard G. McCreary(1)	100% – 200%	200%

(1)	In addition to his regular long-term incentive grant for 2011 (awarded in February 2012) shown in the above table, Mr. McCreary received an on-hire award of stock options and RSUs in April 2011. The value of Mr. McCreary’s on-hire LTI award was determined in consideration of the long-term and retention entitlements he was forfeiting from his previous employer.

Stock Options

Stock option grants to executives play an important role in building shareholder value as stock options are directly linked to increases in the wealth of shareholders and are commonly provided by Barrick’s mining peer group. For the February 14, 2012 grant, the number of stock options granted was determined by dividing the value of the total long-term incentive award allocated to options for 2011 (50%) to each Named Executive Officer by the fair value per share (determined using an option valuation model consistent with that used for accounting purposes) using the closing price of Barrick’s Common Shares on the Toronto Stock Exchange for the first business day (February 21, 2012) after the end of the applicable trading blackout period.

Pursuant to the Stock Option Plan (2004), stock options are granted with an exercise price of not less than the closing price of the Barrick Common Shares on the New York Stock Exchange on the trading day immediately prior to the date of grant (unless the grant occurs during a trading blackout period in which case the exercise price is set based on the higher of the closing price of Barrick Common Shares on the day before the date of grant and the closing price of Barrick Common Shares on the first business day following the expiry of the trading blackout period). Grants vest in equal parts over four years. A four-year vesting period is consistent with competitive practice and aids in retention of key personnel. Stock options are not transferable and expire seven years from the date of grant. Repricing of stock options is expressly prohibited under the Stock Option Plan (2004).

Restricted Share Units (RSUs)

RSUs are granted in lieu of granting actual Barrick Common Shares. Each RSU has a value equal to one Barrick Common Share. The number of units granted on February 14, 2012 to each Named Executive Officer was determined by dividing the value of the total long-term incentive award allocated to RSUs for 2011 (25% of the total LTI value) by the closing price of Barrick Common Shares on the trading day immediately prior to the date of grant on the Toronto Stock Exchange. This is consistent with the grant date fair value used for accounting purposes. Grants of RSUs vest and are paid out in cash 30 months after the date of grant to improve market competitiveness and retention by separating the timing of RSU payouts from annual performance incentive payouts. Pursuant to the RSU plan, at vesting, each RSU will have a value equal to the average closing market price in Canadian dollars of one Barrick Common Share on each day during the last five trading days prior to the vesting date. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares and are subject to the same vesting provisions as the underlying RSUs that were granted.

Performance Restricted Share Units (PRSUs)

The number of target PRSUs granted to senior executives on February 14, 2012 equals the number of RSUs granted (25% of the total long-term incentive award). The value of a PRSU on the date of grant equals the closing price of Barrick Common Shares on the Toronto Stock Exchange on the trading day immediately prior to the date of grant. This is consistent with the grant date fair value used for accounting purposes. PRSUs are eligible to vest following a three-year performance period from the date of grant. PRSU vesting is based on the achievement of performance goals over the three-year performance period, and ranges from 0% of the number of target PRSUs for performance below threshold, 50% of target upon achieving threshold, and up to 200% of target for maximum performance. Additional PRSUs are credited to reflect dividends paid on Barrick Common Shares during the performance period. PRSUs resulting from dividend equivalent credits are subject to the same vesting provisions as the underlying PRSUs that were granted.

Performance for the February 14, 2012 PRSU grant will be based on Barrick’s total shareholder return (share price appreciation plus reinvested dividends) over the three-year period (from February 14, 2012 to February 14, 2015) compared to the total shareholder return performance for a selected group of gold mining peers over the same period.

Scope Statistics for Gold Mining Peers for 2012 PRSU Award

Company	Country	Revenue (Billions) (Most Recently Disclosed FYE)	Market Capitalization (Billions) (Dec. 31, 2011)	Assets (Billions) (Most Recently Disclosed FYE)
AngloGold Ashanti Ltd.	South Africa	$5.9	$16.3	$10.8
Goldcorp Inc.	Canada	$5.4	$35.8	$29.4
Gold Fields Ltd.	South Africa	$5.2	$11.2	$10.4
Kinross Gold Corporation	Canada	$3.9	$13.0	$16.5
Newcrest Mining Ltd.	Australia	$4.4	$23.2	$18.5
Newmont Mining Corporation	United States	$10.4	$29.7	$27.5
Yamana Gold, Inc.	Canada	$2.2	$11.0	$10.8

Statistical Distribution
25th Percentile		$3.9	$11.2	$10.8
Median		$5.2	$16.3	$16.5
75th Percentile		$5.9	$29.7	$27.5
Barrick		$14.3	$45.3	$48.9

For the February 14, 2012 award, the gold peer group has been modified to include only the seven largest gold mining companies (based on year-end market capitalization) to enhance alignment to Barrick’s size, scope and complexity of operations. The comparison group for the PRSUs is limited to gold mining companies because gold is often subject to a different commodity price cycle compared to other metals and minerals. The different commodity price cycles greatly influence total shareholder return and lessen the credibility of comparisons of total shareholder return between gold mining companies and other metals and mineral mining companies. The peer groups prior to the 2012 PRSU award included broader lists of gold companies. Five of the gold mining peers (AngloGold Ashanti Ltd., Goldcorp Inc., Gold Fields Ltd., Kinross Gold Corporation and Newmont Mining Corporation) are also in the mining peer group used to reference executive compensation levels. The other gold mining peers are not included in the mining peer group as they are generally smaller than Barrick. The Compensation Committee will review the peer group for PRSU comparisons each year before the start of a new performance period.

At the end of the performance cycle on February 14, 2015, 100% of the target number of 2012 PRSUs will be awarded if Barrick’s three-year total shareholder return performance equals the weighted average three-year total shareholder return of the gold mining peers (using a market capitalization weighted average using the dominant exchange for each company). Award vesting ranges from 0% for performance below threshold to 50% of target PRSUs for total shareholder return that is 12.5 percentage points below the gold mining peer weighted average total shareholder return (“threshold”) and up to 200% of target PRSUs for total shareholder return that is 20 percentage points or more above the gold mining peer weighted average total shareholder return. Awards are capped at 100% of target PRSUs if Barrick’s total shareholder return is negative even if Barrick’s total shareholder return relative to peers is above the weighted average. The chart below outlines the payout schedule for PRSUs granted on February 14, 2012:

For purposes of the total shareholder return calculation, the beginning and ending share price will be the three month average closing share price preceding each of the first and last day of the performance period. The calculation will use the share price and dividend data on the predominant stock exchange for each gold mining peer company as determined by trading volume. The Compensation Committee has discretion to adjust PRSU awards if any material unusual circumstances occur during the performance period (e.g., a significant number of peers are acquired during the performance period or takeover speculation significantly affects Barrick’s Common Share price at the end of a performance period). For example, if there is an announcement of a potential acquisition of a gold mining peer company during the performance period, that company will be excluded from the calculation; however, if such potential acquisition does not occur before the end of the performance period, the company may be included. Final PRSU awards, including awards resulting from dividend equivalents during the performance period, if earned, will be paid out in cash. Pursuant to the RSU plan, each PRSU will have a value equal to the average closing market price in Canadian dollars of Barrick Common Shares during the last five trading days on the Toronto Stock Exchange prior to the vesting date.

Prior to implementing this PRSU program, the Compensation Committee reviewed a stress test conducted by its executive compensation consultant relating to potential payouts under a variety of potential performance scenarios to ensure that the payouts would be reasonable within the context of performance outcomes.

Employee Share Purchase Plan

All Corporate office employees, including the Named Executive Officers, are eligible to participate in the Employee Share Purchase Plan (ESPP). The ESPP program enables Barrick employees to purchase Barrick Common Shares through payroll deduction. Barrick pays the account set-up and purchase fees and matches 50% of employee contributions up to a maximum of Cdn$5,000 per year.

Executive Retirement Plan

Consistent with competitive practice, Barrick provides officers with a retirement plan. Officers based outside the United States, including in Canada, are covered by the Retirement Plan for Designated Executives. U.S. based officers are covered by the Barrick U.S. Supplemental Executive Retirement Plan. The benefits of covered executive officers under the Retirement Plan for Designated Executives and the U.S. Supplemental Executive Retirement Plan are substantially similar; accordingly, the two plans are referred to here together as the “Executive Retirement Plan”. The Executive Retirement Plan covers all officers of the Company except Mr. Peter Munk, Chairman, and Mr. William Birchall, Vice Chairman. As at December 31, 2011, 48 officers of the Company, including all of the Named Executive Officers, participated in the Executive Retirement Plan.

Pursuant to the Executive Retirement Plan, an amount equal to 15% of the officer’s annual earned salary and annual performance incentive amount for the year is accrued and accumulated with interest until retirement. Accordingly, the ultimate plan benefit is based, at least in part, on performance through the annual performance incentive. Barrick does not provide defined benefit retirement arrangements. Under a typical defined benefit pension plan, increases in current compensation have a retroactive impact on the pension benefit accruals and the corresponding actuarial liabilities. As a result, the total cost is uncertain. Barrick avoids the financial risk by crediting senior executives with a fixed percentage of their current cash compensation under the Executive Retirement Plan, plus interest on the previous account balances. The 15% notional contribution rate is consistent with the annual cost of a typical defined benefit plan in the current low interest rate environment. For a detailed description of the plan, see “– Executive Retirement Plan Benefits” on page 55.

Other Benefits and Perquisites

Barrick provides competitive benefits and perquisites to executives to aid in the attraction and retention of highly qualified executives. Medical, dental and disability benefits are provided on the same basis as they are to all full-time employees. Qualified executives are eligible for additional Company-paid life insurance. Perquisites generally include automobile and parking benefits, financial counseling, and supplemental executive long-term disability insurance.

Employment Agreements

Barrick’s senior executives do not have employment agreements with the Company.

Change-in-Control Severance Arrangements

Barrick has entered into change-in-control severance agreements with Messrs. Regent, Kinver, Sokalsky, and Dushnisky in order to induce them to remain employed by the Company in the event of a change-in-control (as defined in the agreements). The protection period is two years following a change-in-control. The term of the agreements is three years from February 17, 2010, unless otherwise extended by the Board. Mr. McCreary is a participant in Barrick’s Change-in-Control Severance Plan for certain officers and members of management. The protection period under this plan is also two years following a change-in-control. The term of the Change-in-Control Severance Plan will expire on December 11, 2012, unless otherwise extended by the Board.

Further details on these change-in-control severance agreements are provided in “– Potential Payments Upon Change-In-Control Terminations for Covered Executives” below.

Share Ownership Requirements

Barrick requires its Chief Executive Officer and Executive Vice-Presidents to own a minimum amount of Barrick Common Shares to further align the interests of executives with those of shareholders. Unvested RSUs held by these executives count towards this total until vesting. PRSUs and stock options are not considered.

Beginning in 2010, the Compensation Committee increased the share ownership requirements for the Chief Executive Officer and all Executive Vice-Presidents. Under the new requirements, by December 31, 2012, the Chief Executive Officer is required to hold Barrick Common Shares and/or RSUs equivalent to four times his pre-tax salary, and Executive Vice-Presidents are required to hold Barrick Common Shares and/or RSUs equivalent to two times their respective pre-tax salaries. As at March 1, 2012, Mr. Regent’s directly held shares and RSUs subject to vesting had a value equivalent to approximately four times his 2012 pre-tax salary, and each of Messrs. Kinver, Sokalsky and Dushnisky held shares and RSUs subject to vesting with a value equivalent to at least two times their respective 2012 pre-tax salaries. As Mr. McCreary is a Senior Vice-President, he is not subject to formal share ownership requirements; however, as at March 1, 2012, he holds two times his 2012 pre-tax salary in Barrick Common Shares and RSUs subject to vesting.

The Company has a policy prohibiting officers and directors from engaging in hedging against a decrease in the market value of Barrick equity securities to further align the interests of officers and directors with the short-term and long-term interests of shareholders in Barrick’s operating and financial performance. The Company is not aware of any officers or directors who have engaged in any such hedging activities.

The table below provides information on the share ownership of the Named Executive Officers as at December 31, 2011 and March 1, 2012, relative to the share ownership requirements applicable during 2011 and 2012 respectively.

Named Executive Officer Share Ownership Position

					Actual Share Ownership of Named Executive Officers at December 31, 2011(2)			Ownership Multiple(1) of Salary at December 31, 2011 Based on Total Ownership (h)	Ownership Multiple(1) of Salary at March 1, 2012
Named Executive Officer (a)	Title (b)	Former Share Ownership Multiple (c1)	New Share Ownership Multiple(3) (c2)	Value(1) (d)	Value of Directly Held Shares (e)	Value of RSUs Subject to Vesting (f)	Value of Total Ownership (g)		Based on Directly Held Shares Only (i)	Based on Total Ownership (j)
Aaron W. Regent	President and Chief Executive Officer	3.0 x salary	4.0 x salary	$6,450,344	$1,131,250	$2,539,949	$3,671,199	2.3 x salary	1.7 x salary	3.9 x salary
Peter J. Kinver(3)	Executive Vice-President and Chief Operating Officer	2.0 x salary	2.0 x salary	$2,070,796	$23,646	$1,404,407	$1,428,054	1.4 x salary	0.0 x salary	2.0 x salary
Jamie C. Sokalsky(3)	Executive Vice-President and Chief Financial Officer	1.0 x salary	2.0 x salary	$1,988,201	$92,341	$1,349,323	$1,441,664	1.5 x salary	0.1 x salary	2.1 x salary
Kelvin P. M. Dushnisky	Executive Vice-President, Corporate and Legal Affairs	1.0 x salary	2.0 x salary	$1,874,140	$0	$2,044,239	$2,044,239	2.2 x salary	0.0 x salary	2.8 x salary
Richard G. McCreary(3)(4)	Senior Vice-President, Corporate Development	N/A	N/A	—	$26,154	$1,131,932	$1,158,086	1.8 x salary	0.0 x salary	2.1 x salary

(1)	For the purposes of determining the share ownership requirements, the applicable salaries (2011 salary for December 31, 2011 and 2012 salary for March 1, 2012) have been converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the applicable measurement date: December 31, 2011 – 1.0170, March 1, 2012 – 0.9849.

(2)	The values of Barrick Common Shares and RSUs are based on the closing price of Barrick Common Shares on the New York Stock Exchange on the applicable measurement date: December 31, 2011 – $45.25, March 1, 2012 – $48.04.

(3)	Directly held shares for Messrs. Kinver, Sokalsky and McCreary are shares held through Barrick’s Employee Share Purchase Plan.

(4)	Mr. McCreary is not subject to formal share ownership requirements as a Senior Vice-President.

Compensation Consultant Advice

During 2011, the Compensation Committee engaged an outside consulting firm, Towers Watson, as an independent advisor to the Compensation Committee.

For the first three quarters of 2010, the Compensation Committee engaged another consulting firm, Semler Brossy Consulting Group, LLC (“Semler Brossy”) as the independent advisor to the Compensation Committee. In October 2010, the Compensation Committee engaged Towers Watson as the independent advisor to the Compensation Committee.

The independent compensation consultants assist the Compensation Committee by providing information in support of the annual compensation review of the Chief Executive Officer and other senior executives. The consultant also provides analysis of market trends and practices with respect to executive pay levels and pay program design, recommendations for peer group composition, data on total compensation offered for similar executive positions in Barrick’s peer group, guidance on executive compensation plan design and support with respect to proxy circular disclosure of compensation information. The decisions made by the Compensation Committee related to the above matters are the responsibility of the Compensation Committee and may reflect factors and considerations other than information and recommendations provided by the compensation consultants. The chart below summarizes the fees paid to Towers Watson and Semler Brossy in 2010 and 2011 for services provided to the Compensation Committee and to management.

	2011		2010
Towers Watson & Co.		% of Total		% of Total
Executive Compensation-Related Fees	$407,459	53%	$143,042	19%
All Other Fees(1)	$368,350	47%	$600,688	81%
Total Fees	$775,809	100%	$743,730	100%
	2011		2010
Semler Brossy Consulting Group, LLC		% of Total		% of Total
Executive Compensation-Related Fees		N/A	$140,435	100%
All Other Fees		N/A	$0	0%
Total fees		N/A	$140,435	100%

(1)	Executive compensation services provided by Towers Watson to Barrick management in 2010 were performed before Towers Watson became the independent advisor to the Compensation Committee. These services involved providing market data on long-term incentive plan levels for purposes of developing grant recommendations for all long-term incentive plan eligible incumbents. Other services provided by Towers Watson in 2010 represent U.S. health and group benefits and employee communication consulting related to the wind-up of the Placer Dome Inc. pension plan (completed in 2010) and U.S. retirement, health and group benefits and employee communication consulting.

Executive compensation services provided by Towers Watson to Barrick management in 2011 related to market data for positions outside the Committee’s mandate and long-term incentive plan levels for purposes of developing grant recommendations for all long-term incentive plan eligible incumbents. Other services provided in 2011 represent U.S. retirement, health and group benefits and employee communication consulting.

To address potential concerns over the independence of the executive compensation consultant when the firm also does significant other work for the client, Towers Watson and the Compensation Committee have determined a protocol for how Towers Watson will work with the Compensation Committee and management. Under this protocol, all significant executive compensation consulting projects for management require approval by the Compensation Committee. In addition, all new significant consulting services (outside of executive compensation consulting services commissioned by management) require pre-approval by the Compensation Committee.

Barrick retained KPMG International to value the stock options granted by the Company in December 2011, the fees for which were $8,997.

Performance Graphs

The following graph compares the total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange on December 31, 2006 with the cumulative total return of the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) and the S&P/TSX Composite Index for the five most recently completed financial years. The total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange was Cdn$135.16 compared to Cdn$106.70 for the S&P/TSX Composite Index and Cdn$114.71 for the S&P/TSX Global Gold Index.

(1)	Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

The following graph compares the total cumulative shareholder return for US$100 invested in Barrick Common Shares on the New York Stock Exchange on December 31, 2006 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years. The total cumulative shareholder return for US$100 invested in Barrick Common Shares on the New York Stock Exchange was US$155.10 compared to US$98.76 for the S&P 500 Index and US$133.34 for the PHLX Gold & Silver Sector (XAU) Index.

(1)	Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

To evaluate the trend in Barrick compensation levels in relation to Barrick performance as measured in the graphs above, Barrick relied on total annual compensation awarded for fiscal years 2007 through 2011 on the same basis as is currently disclosed in the “Summary Compensation Table” for Named Executive Officers (e.g., salary, annual performance short-term incentive, grant date fair value of long-term incentives, pension and all other compensation), using fiscal year 2006 compensation as a base amount for comparing changes in compensation over time. As such, the total compensation primarily reflects the Compensation Committee’s pay decisions each year with respect to salary, actual annual performance short-term incentive and the grant date fair value of stock options, RSUs, and PRSUs. The total annual compensation includes pension value and all other compensation; however, these two components generally represented less than 10% of total annual compensation. Further, the total annual compensation reflects compensation for the Chief Executive Officer and the other four Named Executive Officers as disclosed each year, rather than the compensation from 2007 through 2011 (and 2006 for a base amount) for the current Named Executive Officers, who may not have been among the top five officers each year since 2006. For 2011, Barrick’s total annual compensation includes compensation for the Chief Executive Officer, Mr. Regent, and the other Named Executive Officers (Messrs. Kinver, Sokalsky, Dushnisky, and McCreary).

The trend in compensation levels from January 1, 2007 to December 31, 2011 is generally aligned with Barrick’s performance as measured by the change in the value of Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange and US$100 invested in Barrick Common Shares on the New York Stock Exchange. For example, rising share prices in 2007 and 2010 correspond with increases in the in-the-money value of options and the value of outstanding RSUs and PRSUs for those years. Conversely, a declining share price in 2011 corresponds with a decline in the in-the-money value of options and the value of outstanding RSUs and PRSUs for that year. It is important to differentiate between grant date fair value of compensation and the value actually received by a Named Executive Officer, particularly where a significant portion of total compensation is at risk and completely aligned with total shareholder return performance, as in Barrick’s case.

(1)	Excludes long-term incentive grants to Mr. Regent in 2009 and Mr. McCreary in 2011 as part of their hiring packages and to Mr. Dushnisky in 2010 as part of his promotion.

As at December 31, 2011, actual total annual compensation for the Chief Executive Officer had decreased about 1% compared to 2006 total annual compensation, and actual total annual compensation for the other Named Executive Officers as a group had increased about 12% compared to 2006 total annual compensation.

Total compensation for the Named Executive Officers (including the Chief Executive Officer) in 2011 represents approximately 0.639% of Barrick’s 2011 net income.

Compensation of Named Executive Officers

The table below provides compensation information for the three financial years ended December 31, 2011 for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of Barrick (collectively referred to as the “Named Executive Officers”) measured by base salary, annual performance incentive payout, share-based awards, option-based awards, and all other compensation (excluding any payments made in connection with a termination) during the financial year ended December 31, 2011. Compensation, which is paid in Canadian dollars, is reported in U.S. dollars. Salary increases discussed in “— Compensation Discussion and Analysis — Base Salary” are calculated in Canadian dollars because the Named Executive Officers are paid in Canadian dollars, and conversions to U.S. dollars may vary significantly from year to year based on the different exchange rates for each year.

Summary Compensation Table(1)

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position (a)	Year (b)	Salary (c)	Share- Based Awards(2) (d)	Option- Based Awards(3) (e)	Annual Incentive Plans(4) (f1)	Long- Term Incentive Plans (f2)	Pension Value(5) (g)	All Other Compen- sation(6) (h)	Total Compen- sation (i)
Aaron W. Regent(7) President and Chief Executive Officer	2011	$1,658,073	$2,297,608	$2,297,608	$2,321,302	Nil	$596,906	$132,611	$9,304,109
	2010	$1,544,810	$2,373,930	$2,373,862	$2,354,598	Nil	$584,911	$81,648	$9,313,759
	2009	$1,296,519	$6,852,750	$9,874,341	$2,536,778	Nil	$574,995	$70,432	$21,205,815
Peter J. Kinver Executive Vice-President and Chief Operating Officer	2011	$1,064,604	$1,475,233	$1,475,233	$894,753	Nil	$293,904	$124,980	$5,328,708
	2010	$992,329	$1,524,952	$1,524,875	$985,533	Nil	$296,679	$88,574	$5,412,942
	2009	$868,651	$1,414,950	$1,440,549	$846,760	Nil	$257,312	$89,588	$4,917,810
Jamie C. Sokalsky Executive Vice-President and Chief Financial Officer	2011	$1,022,141	$1,416,391	$1,416,391	$858,356	Nil	$282,075	$110,988	$5,106,343
	2010	$953,491	$1,465,268	$1,465,200	$946,694	Nil	$285,028	$53,389	$5,169,070
	2009	$834,501	$1,359,354	$1,383,913	$938,704	Nil	$265,981	$59,425	$4,841,878
Kelvin P.M. Dushnisky Executive Vice-President, Corporate and Legal Affairs	2011	$963,502	$1,335,135	$1,335,135	$809,827	Nil	$265,999	$87,165	$4,796,763
	2010	$819,497	$2,137,309	$1,150,377	$889,407	Nil	$256,229	$42,639	$5,295,528
	2009	$620,841	$842,944	$858,230	$698,774	Nil	$197,942	$52,607	$3,271,338
Richard G. McCreary(8) Senior Vice-President, Corporate Development	2011	$450,746	$1,743,253	$1,743,253	$368,011	Nil	$122,814	$45,150	$4,473,226
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	All compensation is paid in Canadian dollars and reported in U.S. dollars. The rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year. The annual average rates reported by the Bank of Canada are: 2011 – 0.9891, 2010 – 1.0299, and 2009 – 1.1420.

(2)

The figures shown reflect the grant date fair value of RSUs and PRSUs approved by the Compensation Committee for the specified fiscal years and are converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the date preceding the date of grant: i.e., February 13, 2012: 0.9993, April 25, 2011: 0.9546; December 6, 2010: 1.0053; July 27, 2010: 1.0362; December 7, 2009: 1.0529; February 5, 2009: 1.2310. Grant date fair value is determined by multiplying the number of RSUs or target number of PRSUs by the close share price of Barrick Common Shares on the Toronto Stock Exchange on the day preceding the grant date. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the RSU and PRSU grants made to the Named Executive Officers for the last three fiscal years.

Grants of Share Based Awards (2009-2011)

Name	Grant Date	Number of RSU Awards	Number of Target PRSU Awards
Aaron W. Regent	February 14, 2012	23,932	23,932
	December 7, 2010	21,598	21,598
	December 8, 2009	33,609	33,609
	February 6, 2009*	103,708	Nil
Peter J. Kinver	February 14, 2012	15,366	15,366
	December 7, 2010	13,874	13,874
	December 8, 2009	16,670	16,670
Jamie C. Sokalsky	February 14, 2012	14,753	14,753
	December 7, 2010	13,331	13,331
	December 8, 2009	16,015	16,015
Kelvin P.M. Dushnisky	February 14, 2012	13,907	13,907
	December 7, 2010	10,467	10,467
	July 28, 2010*	24,082	Nil
	December 8, 2009	9,931	9,931
Richard G. McCreary	February 14, 2012	4,519	4,519
	April 26, 2011**	24,807	Nil

*	Special grant upon promotion

**	Special on-hire grant

The 2009, 2010 and 2011 RSUs vest and become payable 30 months from the day of grant. The 2009, 2010 and 2011 PRSUs vest upon achievement of total shareholder return from December 8, 2009 to December 8, 2012, December 7, 2010 to December 7, 2013, and February 14, 2012 to February 14, 2015, respectively, versus the total shareholder return for the gold peers. Additional RSUs and PRSUs are credited to reflect dividends paid on Barrick Common Shares. The RSUs and PRSUs are further described in “— Compensation Discussion and Analysis — Components of Executive Compensation — Restricted Share Units” and “ — Compensation Discussion and Analysis — Components of Executive Compensation — Performance Restricted Share Units”, respectively.

(3)	The figures in this column reflect the grant date fair value of options granted to Named Executive Officers for each of 2011, 2010, and 2009 as approved by the Compensation Committee and are converted from Canadian dollars to U.S. dollars at the Bank of Canada closing rate of exchange on the day preceding the date of grant: i.e., February 13, 2012: 0.9993; April 25, 2011: 0.9546; December 6, 2010: 1.0053; December 7, 2009: 1.0529; February 5, 2009: 1.2310. The fair value calculations are described in greater detail following the Summary Compensation Table footnotes.

(4)	The amounts shown reflect the payouts of the Annual Performance Incentive as described in “ — Compensation Discussion and Analysis — Components of Executive Compensation — Annual Performance Incentives”.

(5)	The figures shown represent employer contributions pursuant to the Executive Retirement Plan. No above-market or preferential earnings are credited on any contributions. Executive Retirement Plan values are denominated in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year. See “— Executive Retirement Plan Benefits” on page 55 for further details.

(6)	The perquisites and other personal benefits for each Named Executive Officer in the relevant years are as follows:

Perquisite Details

Name	Year (a)	Car Lease (b)	Executive Long-Term Disability and Life Insurance Premiums (c)	Financial Counseling or Tax Preparation Services (d)	Parking (e)	Total
Aaron W. Regent	2011	$24,961	$79,188	$19,715	$8,746	$132,610
	2010	Nil	$54,979	$18,934	$7,735	$81,648
	2009	Nil	$47,042	$17,075	$6,315	$70,432
Peter J. Kinver	2011	$36,860	$60,750	$18,623	$8,746	$124,979
	2010	$32,429	$34,687	$13,723	$7,735	$88,574
	2009	$41,895	$26,686	$14,122	$6,885	$89,588
Jamie C. Sokalsky	2011	$39,253	$52,404	Nil	$8,746	$100,403
	2010	$20,079	$13,995	Nil	$7,735	$41,809
	2009	$25,940	$15,118	Nil	$6,885	$47,943
Kelvin P.M. Dushnisky	2011	$32,262	$49,560	Nil	$5,343	$87,165
	2010	$20,488	$17,426	Nil	$4,726	$42,639
	2009	$26,469	$13,175	$8,757	$4,206	$52,607
Richard G. McCreary	2011	$11,846	$26,527	Nil	$891	$39,264
	2010	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil

All in US$ using annual average exchange rates.

Perquisites have been valued on the basis of the aggregate incremental cost to the Company. The methodology used for computing these values is as follows:

•	Car lease value represents the Company’s annual cost to provide the lease. For 2011, the amounts also include the operating taxable benefit associated with the Company’s coverage of insurance and registration costs.

•	Long-term disability and life insurance values represent value of Company premiums inclusive of group plans and individual policies.

•	Financial counseling and tax preparation services represents the Company’s cost to provide these services.

•	Parking value represents the Company’s cost to provide this service.

In addition to the executive perquisites described above, the Named Executives Officers may also participate in benefits available to all employees. For Messrs. Sokalsky and McCreary, values disclosed in the All Other Compensation column include the ESPP (Employee Share Purchase Plan) benefit representing the fair market value of the Barrick Common Shares purchased with Barrick contributions as of the applicable vesting date:

Mr. Sokalsky: 2011: $5,731; 2010: $6,919; 2009: $5,178

Mr. McCreary: 2011: $5,885

For Mr. Sokalsky, values disclosed in the All Other Compensation column include the participation of his dependent child in the Company’s financial assistance program for post-secondary education; the values represent the Company’s cost to provide this benefit:

2011: $4,853; 2010: $4,661; 2009: $6,305

(7)	Mr. Regent was appointed President and Chief Executive Officer on January 16, 2009. Mr. Regent’s compensation as reflected in the Summary Compensation Table includes both special long-term incentive awards granted to him as part of his initial hiring arrangements in January 2009 and his 2009 annual compensation. The value of Mr. Regent’s on-hire LTI award was determined in consideration of the long-term and retention entitlements he was forfeiting from his previous employer. Further detail is shown below in U.S. dollars:

Details for Mr. Regent in Year of Hire

				Non-Equity Incentive Plan Compensation
Compensation	Salary	Share- Based Awards	Option- Based Awards	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation	Total Compensation
2009 Initial	Nil	$4,000,018	$6,970,000	Nil	Nil	Nil	Nil	$10,970,018
2009 Annual*	$1,296,519	$2,852,732	$2,904,341	$2,536,778	Nil	$574,995	$70,432	$10,235,797

*Mr. Regent’s 2009 compensation was prorated to reflect his start date of January 16, 2009.

(8)

Mr. McCreary was appointed Senior Vice-President, Corporate Development on April 25, 2011. Mr. McCreary’s compensation as reflected in the Summary Compensation Table includes both special long-term incentive awards granted to him as part of his initial hiring arrangements on April 26, 2011 and his 2011 annual compensation. The value of Mr. McCreary’s on-hire LTI award was determined in consideration of the long-term and retention entitlements he was forfeiting from his previous employer. Further detail is shown below in U.S. dollars:

Details for Mr. McCreary in Year of Hire

				Non-Equity Incentive Plan Compensation
Compensation	Salary	Share- Based Awards	Option- Based Awards	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation	Total Compensation
2011 Initial	Nil	$1,309,449	$1,309,449	Nil	Nil	Nil	Nil	$2,618,898
2011 Annual*	$450,746	$433,804	$433,804	$368,011	Nil	$122,814	$45,150	$1,854,328

*Mr. McCreary’s 2011 compensation was prorated to reflect his start date of April 25, 2011.

The following supplemental table provides details on the stock option, RSU and PRSU awards granted to the Named Executive Officers for 2011.

Supplemental Long-Term Incentive Grants Table

Name (a)	LTI Vehicle (b)	Grant Date (c)	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock Units (#) (g)	All Other Option Awards: Number of Securities Underlying Options(1) (#) (h)	Exercise Price of Option Awards(2) ($) (i)	Grant Date Fair Value(3) ($) (j)
			Threshold (#) (d)	Target (#) (e)	Maximum (#) (f)

Aaron W. Regent	Stock Options	2/14/2012					176,243	$48.45	$2,297,608
	RSUs	2/14/2012				23,932			$1,148,804
	PRSUs	2/14/2012	11,966	23,932	47,864				$1,148,804

Peter J. Kinver	Stock Options	2/14/2012					113,161	$48.45	$1,475,233
	RSUs	2/14/2012				15,366			$737,616
	PRSUs	2/14/2012	7,683	15,366	30,732				$737,616

Jamie C. Sokalsky	Stock Options	2/14/2012					108,647	$48.45	$1,416,391
	RSUs	2/14/2012				14,753			$708,196
	PRSUs	2/14/2012	7,377	14,753	29,506				$708,196

Kelvin P.M. Dushnisky	Stock Options	2/14/2012					102,414	$48.45	$1,335,135
	RSUs	2/14/2012				13,907			$667,567
	PRSUs	2/14/2012	6,954	13,907	27,814				$667,567

Richard G. McCreary	Stock Options	2/14/2012					33,276	$48.45	$433,804
	RSUs	2/14/2012				4,519			$216,902
	PRSUs	2/14/2012	2,260	4,519	9,038				$216,902
	Stock Options	4/26/2011					88,595	$51.86	$1,309,449
	RSUs	4/26/2011				24,807			$1,309,449

(1)	The total number of options granted to the Named Executive Officers for 2011, in the aggregate 622,336, represents approximately 0.062% of the total number of issued and outstanding Barrick Common Shares as at December 31, 2011.

(2)	The closing share price of Barrick Common Shares on the New York Stock Exchange on April 25, 2011 and February 13, 2012 was $51.86 and $48.03, respectively. The exercise price represents the closing price of Barrick Common Shares on the New York Stock Exchange on the day preceding the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted. The exercise price of the options granted on February 14, 2012 is $48.45, the closing price of Barrick Common Shares on the New York Stock Exchange on February 21, 2012, the first business day after the end of the applicable trading blackout period.

(3)	The amounts are based upon the grant date fair value as described in footnotes 2 and 3, as applicable, to the Summary Compensation Table for Named Executive Officers on page 48.

The fair value of each stock option is an estimate calculated on behalf of Barrick using the Lattice option valuation model by KPMG International for the grants detailed in the table below, consistent with the valuation for accounting purposes. The Lattice option valuation model approximates the probability of different outcomes by generating a lattice or tree of future share prices. The Lattice model was selected because it incorporates a consideration of suboptimal exercise behavior that other models such as Black-Scholes do not consider. Barrick’s model may not be identical to the models used by other companies as it is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. This valuation is in accordance with IFRS 2 and matches the valuation used by the Company for expensing purposes.

Option Valuation Assumptions

Grant Date	Risk-Free Interest Rate*	Dividend Yield	Share Price Volatility	Expected Term (in Years)	Lattice Value (in $ per Option)
February 14, 2012	0.01% – 2.04%	1.2%	32.5% – 37.5%	7.0	13.04
April 26, 2011	0.12% – 2.88%	1.1%	33% – 38%	7.0	14.78
December 7, 2010	0.12% – 2.88%	1.1%	33% – 38%	7.0	15.35
December 8, 2009	0.07% – 3.44%	1.1%	35% – 40%	7.0	12.53
February 6, 2009 **	0.44% – 3.05%	1.0%	35% – 66%	5.1	13.94

* Based on the treasury yield curve

** Options granted to Mr. Regent on his appointment as CEO.

For further details on the stock option program, please refer to “Part Six — Other Information — Equity Compensation Plan Information”.

The following table provides details on the stock option exercises by the Named Executive Officers during 2011.

Aggregate Option Exercises During Financial Year Ended December 31, 2011

Name	Common Shares Acquired on Exercise	Aggregate Value Realized
Aaron W. Regent	0	$0
Peter J. Kinver	130,000	$3,126,381
Jamie C. Sokalsky	47,029	$1,104,489
Kelvin P. M. Dushnisky	42,981	$997,475
Richard G. McCreary	0	$0

The following table provides information for all awards to Named Executive Officers outstanding as at December 31, 2011.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards(1) Year Ended December 31, 2011

	Option Awards(2)				Share Awards(3)
Name (a)	Number of Securities Underlying Unexercised Options (#) (b)	Option Exercise Price(4) ($) (c)	Option Expiration Date (d)	Value of Unexercised In-the-Money Options or Similar Instruments ($) (e)	Number of RSUs/PRSUs that have not Vested (#) (f)	Market or Payout Value of RSU/PRSU Awards that have not Vested ($) (g)	Market or Payout Value of Vested RSU/ PRSU Awards not paid out or distributed ($) (h)
Aaron W. Regent
2/6/2009	500,000	$38.57	2/5/2016	$3,340,000	Nil/Nil	Nil/Nil	—
12/8/2009	231,791	$42.44	12/7/2016	$651,333	34,301/17,150	$1,556,509/ $778,255	—
12/7/2010	154,267	$54.83	12/6/2017	—	21,831/10,915	$990,656/ $495,328	—
Total(5)	886,058			$3,991,333	56,131/28,066	$2,547,165/ $1,273,583	—
Peter J. Kinver
12/12/2006	9,788	$30.41	12/11/2013	$145,254	Nil	Nil	—
12/4/2007	106,172	$41.08	12/3/2014	$442,737	Nil	Nil	—
12/9/2008	152,421	$27.25	12/8/2015	$2,743,578	Nil/Nil	Nil	—
12/8/2009	114,968	$42.44	12/7/2016	$323,060	17,013/8,507	$772,026/ $386,013	—
12/7/2010	99,095	$54.83	12/6/2017	—	14,024/7,012	$636,372 $318,186	—
Total(6)	482,444			$3,654,629	31,037/15,518	$1,408,398/ $704,199	—
Jamie C. Sokalsky
12/4/2007	77,384	$41.08	12/3/2014	$322,691	Nil	Nil	—
12/9/2008	172,421	$27.25	12/8/2015	$3,103,578	Nil	Nil	—
12/8/2009	110,448	$42.44	12/7/2016	$310,359	16,345/8,172	$741,691/ $370,846	—
12/7/2010	95,217	$54.83	12/6/2017	—	13,475/6,737	$611,466/ $305,733	—
Total(7)	455,470			$3,736,628	29,819/14,910	$1,353,157/ $676,578	—
Kelvin P. M. Dushnisky
12/4/2007	84,515	$41.08	12/3/2014	$352,428	Nil	Nil	—
12/9/2008	86,169	$27.25	12/8/2015	$1,551,042	Nil/	Nil	—
12/8/2009	68,494	$42.44	12/7/2016	$192,468	10,135/5,068	$459,927/ $229,964	—
7/28/2010					24,461/Nil	$1,110,020/Nil	—
12/7/2010	74,758	$54.83	12/6/2017	—	10,580/5,290	$480,100/ $240,050	—
Total(8)	313,936			$2,095,938	45,177/10,358	$2,050,047/ $470,014	—
Richard G. McCreary
4/26/2011	88,595	$51,86	4/25/2018	—	25,015/Nil	$1,135,148/Nil	—
Total(9)	88,595			—	25,015/Nil	$1,135,148/Nil	—

(1)

The amounts shown in the table above for each of the Named Executive Officers as at December 31, 2011 include (i) each stock option outstanding, (ii) the aggregate number of unvested RSUs plus the aggregate minimum number of unearned PRSUs, assuming threshold performance achievement although the plan design allows for zero vesting, and (iii) the market value of such RSUs and PRSUs based on the closing price of a Barrick Common Share on December 31, 2011. For options (grants beginning in 2004), RSUs and PRSUs (grants before 2009) denominated in U.S. dollars, the closing share price of Barrick Common Shares is based on the New York Stock Exchange as at December 31, 2011 ($45.25). For options (grants before 2004) and RSUs and PRSUs (grants after 2008) denominated in Canadian dollars, the closing price of Barrick Common Shares is based on the Toronto Stock Exchange as at December 31, 2011 (Cdn$46.15), converted to U.S. dollars based on the December 31, 2011 Bank of Canada noon rate of exchange (1.017). The value realized upon vesting of a RSU or PRSU is equal to the average closing share price of Barrick Common Shares on the Toronto Stock Exchange during the five trading days preceding the vesting date.

(2)	Option awards vest in four equal installments beginning on the first anniversary of the date of grant.

(3)	RSU awards granted in December 2008 and after vest 30 months from the date of grant. PRSUs granted in 2009 will vest, if earned, on December 8, 2012. PRSUs granted in 2010 will vest, if earned, on December 7, 2013. PRSUs granted for 2011 will vest, if earned, on February 14, 2015. Market or payout value of RSU awards that have not vested is determined by multiplying the number of RSUs by the closing share price of Barrick Common Shares on the Toronto Stock Exchange as at December 31, 2011 (Cdn$46.15). Market or payout value of PRSU awards that have not vested reflects the minimum payout and is determined by multiplying 50% of the number of PRSUs awarded by the closing share price of Barrick Common Shares on the Toronto Stock Exchange as at December 31, 2011 (Cdn$46.15).

(4)	The exercise price is the closing price of Barrick Common Shares on the day immediately prior to the grant date on the New York Stock Exchange, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by company policy, the exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted. The closing share price on the day of grant was higher than the exercise price for three option grants. The December 15, 2005 option grant (denominated in U.S. dollars) exercise price is $26.84 and the closing share price on the New York Stock Exchange on the day of grant was $26.90. The December 9, 2008 option grant (denominated in U.S. dollars) exercise price is $27.25 and the closing share price on the New York Stock Exchange on the day of grant was $27.75. The December 8, 2009 option grant (denominated in U.S. dollars) exercise price is $42.44 and the closing share price on the New York Stock Exchange on the day of grant was $40.51. The December 7, 2010 option grant (denominated in U.S. dollars) exercise price is $54.83 and the closing share price on the New York Stock Exchange on the day of grant was $54.16.

(5)	Mr. Regent’s total share-based awards include 27,604 PRSUs (55,207 PRSUs at target), 55,207 RSUs, 462 PRSU dividend equivalents and 924 RSU dividend equivalents.

(6)	Mr. Kinver’s total share-based awards include 15,272 PRSUs (30,544 PRSUs at target), 30,544 RSUs, 246 PRSU dividend equivalents and 493 RSU dividend equivalents.

(7)	Mr. Sokalsky’s total share-based awards include 14,673 PRSUs (29,346 PRSUs at target), 29,346 RSUs, 237 PRSU dividend equivalents and 473 RSU dividend equivalents.

(8)	Mr. Dushnisky’s total share-based awards include 10,199 PRSUs (20,398 PRSUs at target), 44,480 RSUs, 159 PRSU dividend equivalents and 697 RSU dividend equivalents.

(9)	Mr. McCreary’s total share-based awards include 24,807 RSUs and 208 RSU dividend equivalents.

The following table provides information for each of the Named Executive Officers on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards, and (3) the value earned under the annual performance incentives in 2011.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2011

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards Value Vested During the Year(2) RSUs/PRSUs (c)	Non-Equity Incentive Plan Compensation Value Earned During the Year(3) (d)
Aaron W. Regent	$1,606,828	$4,968,495/Nil	$2,321,302
Peter J. Kinver	$1,751,992	$1,069,046/$604,420	$894,753
Jamie C. Sokalsky	$1,672,374	$1,069,046/$604,420	$858,356
Kelvin P.M. Dushnisky	$1,128,639	$776,149/$438,821	$809,827
Richard G. McCreary	—	Nil	$368,011

(1)	The value that would have been realized from stock options (all of which are denominated in U.S. dollars) is determined by multiplying the portion of each stock option grant that vested during 2011 by the difference between the closing share price of Barrick Common Shares on the New York Stock Exchange on the vesting date and the exercise price of the stock option. The exercise price is the closing price of Barrick Common Shares on the New York Stock Exchange on the day immediately prior to the grant date, or if the grant date is during a period in which trading of Barrick securities by an option holder is restricted by Company policy. The exercise price is the greater of the closing price on the day immediately prior to the grant date and the closing price on the first business day after trading restrictions are lifted. Options vest in equal parts over four years.

(2)

The value of RSUs and PRSUs that vested in 2011 (all of which were denominated in U.S. dollars) is determined by multiplying the number of RSUs and PRSUs that vested by the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five trading days prior to the vesting date, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the day preceding the vesting date pursuant to the RSU plan. RSUs vest fully 30 months after the date of grant, while PRSUs vest, if earned, at the end of the three year performance period. The payout for the December 2008 PRSU award, which vested in 2011, was calculated based on a payout percentage of 50.61% of the outstanding units (number of units granted plus accumulated dividend equivalents) and an average closing share price of Cdn$51.44.

(3)	The value of non-equity incentive plan earned in the year represents the annual performance incentive earned for 2011 performance.

Executive Retirement Plan Benefits

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances, with a guaranteed rate of return and defined notional contributions. The Executive Retirement Plan covers all officers of the Company, except Mr. Peter Munk, Chairman, and Mr. William Birchall, Vice Chairman. The individuals who participate in this plan do not participate in any other Barrick retirement plan. As at December 31, 2011, 48 officers of the Company, including all of the Named Executive Officers, participated in the Executive Retirement Plan.

Pursuant to the Executive Retirement Plan, an amount equal to 15% of the officer’s salary and annual performance incentive for the year is accrued and accumulated with interest until retirement. Interest accumulates at the annual rate of “Government of Canada Marketable Bonds with Average Yields Over 10 Years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2011, this interest rate was 3.71%. No above-market or preferential earnings are paid out.

Participants are eligible to receive payouts upon retiring after attaining age 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, one Named Executive Officer, Mr. Kinver, is eligible to receive a payout under the Executive Retirement Plan of his Executive Retirement Plan account balance.

Upon termination, other than for cause, before the participant’s retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount transferred to a registered retirement savings plan as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant’s beneficiary or estate. No payments are made in the event of termination for just cause. See “Potential Payments Upon Change-In-Control Termination for Covered Executives” below for information on payments made upon termination following a change-in-control of the Company.

As at December 31, 2011, the total accrued Executive Retirement Plan liability for present and past participants was $26,853,573, an increase of $2,080,895 from the accrued liability of $24,772,678 as at December 31, 2010. Account balances for each of the Named Executive Officers as at December 31, 2011 are shown in column (e) of the table below.

Defined Contribution Plan Table(1)(2) (as at December 31, 2011)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory (c)	Non- compensatory (d)	Accumulated Value at Year End (e)
Aaron W. Regent	$1,299,805	$248,711	$15,774	$1,564,290
Peter J. Kinver	$2,296,132	$159,691	$30,944	$2,486,767
Jamie C. Sokalsky	$2,598,569	$153,321	$35,322	$2,787,212
Kelvin P.M. Dushnisky	$1,400,334	$144,525	$18,353	$1,563,213
Richard G. McCreary	—	$67,359	–$ 1,125	$66,235

(1)	Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the following exchange rates reported by the Bank of Canada:

a. Accumulated Value at Start of Year — December 31, 2010 closing exchange rate of 0.9946

b. Compensatory Value — average exchange rate for 2011 of 0.9891

c. Accumulated Value at Year End — December 31, 2011 closing exchange rate of 1.0170

d. Non-compensatory Value equals the change in the Accumulated Value from start of year to year end less the Compensatory Value. Non-compensatory value is attributable to investment earnings and exchange rate adjustments.

(2)	Pursuant to the Executive Retirement Plan, an amount equal to 15% of an officer’s salary and annual performance incentive for the year is accrued and accumulated with interest until retirement. The compensatory value for the year ended December 31, 2011 includes only 15% of salary, as the annual performance incentive was not approved until February 14, 2012.

Potential Payments Upon Termination

The following discussion describes potential payments for all Named Executive Officers upon termination in circumstances other than a change-in-control (see “Potential Payments Upon Change-In-Control Terminations for Covered Executives” below).

Voluntary Termination

In the event of a voluntary termination, the executive is entitled to receive any earned but unpaid compensation, a payout of his or her Executive Retirement Plan account balance (see “— Executive Retirement Plan Benefits” above for a description of the plan) and the amount of his or her vested equity. Unvested options, RSUs, and PRSUs are forfeited. Stock options that are exercisable on the day of termination remain exercisable for three months in the case of options granted under the Amended and Restated Stock Option Plan (2002) and for six months in the case of options granted under the Stock Option Plan (2004) (or the original term to expiry, if earlier).

Retirement

Upon retirement, the executive is entitled to receive the same amounts as in the event of a voluntary termination plus accelerated vesting of his or her unvested RSUs. Additionally, the Committee may, in its discretion, choose to accelerate vesting of unvested options and/or extend the exercise period up to the earlier of three years or the original term to expiry. Further, for the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to date. If the performance cycle is less than half complete, there shall be no accelerated vesting.

Termination for Cause

In the event of termination by the Company for “cause”, the executive is entitled to receive any earned but unpaid compensation. All options (vested and unvested) are forfeited immediately as are any unvested RSUs and PRSUs.

Pursuant to the RSU plan, “cause” is defined as:

(a)	willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company) after a demand for substantial performance improvement has been delivered in writing to the participant by the Chief Executive Officer, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties;

(b)	willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(c)	the conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of this paragraph (c), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the plan.

Termination without Cause

In the event of termination by the Company without cause, the executive is entitled to receive the same amounts as in the event of a voluntary termination. The executive would also be entitled to receive benefits pursuant to Canadian statutory and common law. In addition, the Committee may, in its discretion, accelerate vesting of unvested RSUs and unvested options and/or extend the exercise period up to the earlier of three years and the original term to expiry. For the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to date. If the performance cycle is less than half complete, there shall be no accelerated vesting.

Death and Disability

In the event of a termination due to death or disability, the executive or the executive’s estate is entitled to receive the same amounts as in the event of a voluntary termination, plus accelerated vesting of his or her RSUs (amount shown in the table below). Further, for the PRSUs, if the performance cycle is half or more complete, the Committee will have the discretion to accelerate vesting, provided that the number of units vesting would be based on performance to the date of death or disability. If the performance cycle is less than half complete, there shall be no accelerated vesting.

In the event of a termination due to a disability, the vesting schedule and exercise period of options are not affected. In the event of the executive’s death, vested options remain exercisable for six months from the date of death. Additionally, in the event of death, the Committee may, in its discretion, choose to accelerate vesting of unvested options and/or extend the exercise period to the earlier of three years and the original term to expiry. Pursuant to the RSU Plan, “disability” means, with respect to a participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick company for more than nine consecutive months and failure by the participant to return to full-time performance of his or her duties within 30 days after written demand by such Barrick company to do so given at any time after the expiry of such nine-month period.

There is no policy or plan in place that provides for any payment of in-cycle annual performance incentive upon any termination situation. Barrick has historically made these determinations on a case-by-case basis.

Estimated Payments Upon Termination

The following table estimates the amounts that would have been payable to the Named Executive Officers under the termination circumstances described above that exceed the amounts generally payable under any termination scenario other than for cause (e.g., earned but unpaid compensation, payouts of Executive Retirement Plan account balances, amount of vested equity). Except as noted below, estimated amounts provided in the table below assume that the executive’s employment terminated on December 31, 2011. The table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a change-in-control circumstance. In addition, the table does not show the amounts payable due to acceleration of vesting of RSUs and options in circumstances where the Committee decides to use discretion to accelerate vesting. However, the amounts in these circumstances described in the paragraphs above would be the same as shown in the table for unvested equity acceleration due to a termination upon death or disability.

Potential Payments Upon Termination

Incremental Compensation	A. Regent	P. Kinver	J. Sokalsky	K. Dushnisky	R. McCreary
Voluntary Termination
Total	Nil	Nil	Nil	Nil	Nil
Termination without Cause
Total	Nil	Nil	Nil	Nil	Nil
Retirement
Total	Nil	Nil	Nil	Nil	Nil
Termination upon Death or Disability
Unvested Equity Acceleration RSUs(1)	$2,553,982	$1,412,167	$1,356,778	$2,055,533	$1,138,186
Total	$2,553,982	$1,412,167	$1,356,778	$2,055,533	$1,138,186

(1)

The amounts stated in the table represent the product of (i) the number of RSUs where restrictions lapsed because of the termination and (ii) $45.50 (the average of the closing share price of Barrick Common Shares on the Toronto Stock Exchange on the five trading days prior to the date of assumed vesting, December 31, 2011, converted to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding day, pursuant to the RSU plan).

Potential Payments Upon Change-In-Control Terminations

for Covered Executives

In the event of a change-in-control, Barrick has agreed with each of Messrs. Regent, Kinver, Sokalsky, Dushnisky and McCreary (the “Covered Executives”) that if his employment is terminated by the Company (other than for cause, death, disability or retirement) or the Covered Executive terminates his employment for Good Reason (as defined below) at any time within two years following the change-in-control, such individual is entitled to receive, among other things, severance benefits described in items (a) — (g) below. These are “double trigger” change-in-control arrangements requiring both a change-in- control of the Company and the specified termination of the employment of the Covered Executive. Terminations for cause, disability, or retirement following a change-in-control would be treated the same as they are in non-change-in-control situations. The normal retirement age for the purposes of the change-in-control arrangements is 65 for all benefits except the Executive Retirement Plan for which the normal retirement age is 55.

(a)	Two and a half times (three times for Mr. Regent and 1.25 times for Mr. McCreary) annual salary based upon the greater of (i) the salary paid to the Covered Executive for the fiscal year next preceding the fiscal year during which the change-in-control occurs; and (ii) the salary which would have been payable to the Covered Executive (based upon the agreed salary rate in effect immediately preceding the change-in-control) for the 12 months immediately following the change-in-control (in addition to any unpaid salary already earned);

(b)	Two and a half times (three times for Mr. Regent and 1.25 times for Mr. McCreary) an amount equal to the greater of (i) the agreed yearly target annual performance incentive (if any) which is payable to the Covered Executive immediately prior to the change-in-control; and (ii) the average of the yearly annual performance incentive amounts paid or payable to the Covered Executive over the last three completed fiscal years next preceding the change-in-control;

(c)	Two and a half times (three times for Mr. Regent and 1.25 times for Mr. McCreary) the amount that would have been credited to the Covered Executive’s benefit under the Executive Retirement Plan during the year (in addition to the amounts already accrued in the Executive Retirement Plan);

(d)	Immediate vesting of all unvested stock options, and options would remain exercisable for the lesser of two and a half (three years for Mr. Regent and fifteen months for Mr. McCreary) or their remaining term to expiry;

(e)	Job relocation counseling services for up to 18 months after termination, up to a maximum of Cdn$25,000;

(f)	The continuation of all life insurance, medical, dental, health, and accident and disability plans until the earlier of two and a half years (three years for Mr. Regent and fifteen months for Mr. McCreary) after termination, the Covered Executive’s normal retirement date, or the Covered Executive’s commencement of full-time employment with a new employer;

(g)	Two and a half years (three years for Mr. Regent and fifteen months for Mr. McCreary) the annual fair market value of the Covered Executive’s automobile benefit to be paid in a lump sum; and an option for the Covered Executive to purchase the company vehicle at the remaining cost to the Company as of the date of termination; and

(h)	No gross up protection with respect to potential U.S. change-in-control excise taxes.

If the executive is within two and a half years (three years in the case of Mr. Regent and fifteen months in the case of Mr. McCreary) of normal retirement at such time, the benefits described in (a), (b), and (c) would be reduced by replacing the two and a half times (three times in the case of Mr. Regent and 1.25 times for Mr. McCreary) multiple with a fraction equal to (i) the number of days between date of termination following the change in control and the date of normal retirement (ii) divided by 365.

Pursuant to the change-in-control agreements, “Good Reason” means the occurrence, after a change-in-control, of any of the following events without the Covered Executive’s written consent:

•

The assignment to the Covered Executive of any duties inconsistent in any respect with the Covered Executive’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities, or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities with the Company from that which existed immediately prior to such change-in-control, or in the salary, yearly annual incentive or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the Covered Executive, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Covered Executive and, with respect to the Covered Executive’s yearly annual incentive, excluding any diminution in the Covered Executive’s yearly annual incentive that (i) was determined in accordance with and using the same policies and practices that were used to determine the Covered Executive’s yearly annual incentive in the fiscal year next preceding the fiscal year in which the change-in-control occurs, and (ii) does not represent a reduction of greater than 10% of the yearly annual incentive of the Covered Executive, calculated in the manner described in sub-paragraph (b) above;

•

Any failure by the Company to comply with any other terms of the Covered Executive’s employment as in effect immediately prior to such change-in-control such as salary or annual incentive review, allowable activities and vacation, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the Covered Executive;

•

The Company requiring the Covered Executive (i) to be based at any office or location other than (1) in the Greater Toronto Area or (2) at any other office or location previously agreed to in writing by the Covered Executive, or (ii) to travel on business to an extent substantially greater than the travel obligations of the Covered Executive immediately prior to the change-in-control; or

•	Any other purported termination by the Company of the Covered Executive’s employment other than for cause.

The agreements prohibit the Covered Executive from soliciting Barrick employees and require the Covered Executive to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of two and a half years (three years for the Chief Executive Officer and fifteen months for Mr. McCreary) following termination. The Covered Executives are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of between two and a half years to three years following termination.

Change-in-control provisions for RSUs and PRSUs are set forth in the RSU plan and relevant award agreements. In both cases, a “double trigger” is required to accelerate vesting in the event of a change-in-control of Barrick. That is, if there is a change-in-control followed by a termination by the Company other than for cause, disability or retirement, or a termination by the executive for good reason, the RSUs will vest immediately pursuant to the RSU Plan and PRSU awards will vest pursuant to the relevant award agreement. Vesting of the PRSUs is based on how much of the performance cycle is complete at the time of the change-in-control and is converted to a cash payout at the end of the performance period.

•	If the performance cycle is less than half complete, a pro-rata portion of the target PRSU award would vest based on performance during the portion of the cycle completed.

•	If the performance cycle is half complete or more, the number of PRSUs vesting would be determined at the time of the change-in-control based on performance to date (not pro-rated).

According to the RSU plan, the Compensation Committee may, in its discretion, accelerate vesting for other types of terminations. The terms of the PRSUs also provide for acceleration of vesting in the event of a termination other than for cause, disability or retirement, or by the executive for good reason or death following a change-in-control based on the lapse of time in the performance cycle and actual performance through the date of termination. The Compensation Committee may, in its discretion, accelerate vesting of PRSUs for other types of terminations.

In addition, Barrick’s Stock Option Plan (2004) specifies acceleration of unvested options and/or exercisability periods under a number of termination scenarios (as described below). The Committee may, in its discretion, accelerate vesting and/or extend the exercise period (but not beyond the original term to expiry) in the cases of normal retirement, death or, when not associated with a change-in-control termination by the Company without cause.

Estimated Payments Upon Change-in-Control Terminations

The following table estimates the amounts that would have been payable to the Named Executive Officers in the circumstance of a change-in-control (other than for cause, death, disability or retirement) or if the executive terminates his employment for good reason exceed the amounts generally payable under any termination scenario other than for cause (e.g., earned but unpaid compensation, payouts of Executive Retirement Plan account balances, amount of vested equity, etc.). Except as noted below, estimated amounts provided in the table below assume that a change-in-control occurred and the executive’s employment terminated on December 31, 2011. The table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a change-in-control circumstance. In addition, the table does not show the amounts payable due to acceleration of vesting of RSUs and options in circumstances where the Committee decides to use discretion to accelerate vesting. However, the amounts in these circumstances described in the paragraphs above would be the same as shown in the “Potential Payments Upon Termination” table for Named Executive Officers above for unvested equity acceleration due to a termination in connection with a change-in-control.

Termination in Connection with Change-in-Control (by the Company other than for cause, disability or retirement, or by the executive for Good Reason)

	A. Regent	P. Kinver	J. Sokalsky	K. Dushnisky	R. McCreary
Incremental Compensation:
a) Change-in-Control Termination
Cash Severance(1)
Base Salary	$4,837,758	$2,588,496	$2,485,251	$2,342,675	$798,918
Annual Incentive	$7,490,659	$2,349,230	$2,372,992	$2,060,800	$599,189
Unvested Equity Acceleration
Options(2)	$1,995,666	$847,425	$931,074	$483,995	$0
RSUs(3)	$2,553,982	$1,412,167	$1,356,778	$2,055,533	$1,138,186
PRSUs(4)	$2,914,595	$1,504,463	$1,445,390	$937,241	$0
Benefits and Perquisites
Incremental Executive Retirement Plan(5)	$1,849,263	$0	$114,722	$660,521	$209,716
Continued Benefits and Perquisites(6)	$149,382	$146,917	$137,055	$125,226	$42,300
Job Relocation Counseling Service(7)	$24,582	$24,582	$24,582	$24,582	$24,582
Total	$21,815,887	$8,873,279	$8,867,844	$8,690,572	$2,812,891
b) Change-in-Control (No Termination)
Total	Nil	Nil	Nil	Nil	Nil

(1)	For purposes of this analysis, each executive’s annual compensation at the time of each triggering event was assumed to be as stated below. The annual salary is the executive’s actual rate of pay in U.S. dollars as at December 31, 2011. The annual performance incentive amount represents the greater of the executive’s target annual performance incentive or the average of the annual performance incentive amounts earned in fiscal years 2009, 2010, and 2011 (the three years of paid annual performance incentives prior to the change-in-control). These amounts are converted from Canadian dollars to U.S. dollars as of December 31, 2011 based on the Bank of Canada noon rate of exchange on that day.

Salary and Annual Incentive for Severance Calculation

	Annual Salary	Annual Incentive
A. Regent	$1,612,586	$2,496,886
P. Kinver	$1,035,398	$939,692
J. Sokalsky	$994,100	$949,197
K. Dushnisky	$937,070	$824,320
R. McCreary	$639,135	$479,351

(2)	The amounts stated in the table represent the assumed cash value of the accelerated options derived by multiplying (i) the difference between $45.25 (the closing price of Barrick Common Shares on the New York Stock Exchange on December 31, 2011) and the options’ exercise prices, by (ii) the number of stock options whose restrictions lapsed because of the termination.

(3)	The amounts stated in the table represent the product of (i) the number of RSUs whose restrictions lapsed because of the termination and (ii) $45.50 (the average of the closing price of Barrick Common Shares on the Toronto Stock Exchange on the five trading days prior to the date of assumed vesting, December 31, 2011, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding day, pursuant to the RSU plan).

(4)	The amounts stated in the table represent the product of (i) the pro-rated portion of the target number of PRSUs granted on December 8, 2009 and December 7, 2010 (34,301 and 7,748 respectively, for Mr. Regent; 17,013 and 4,977, respectively, for Mr. Kinver; 16,345 and 4,783, respectively, for Mr. Sokalsky; and 10,135 and 3,755, respectively, for Mr. Dushnisky), (ii) the portion that vested based on performance between the start of each cycle and December 31, 2011 (161% and 114% for 2009 and 2010 grants, respectively), and (iii) $45.50 (the average of the closing price of Barrick Common Shares on the Toronto Stock Exchange on the five trading days prior to the date of assumed vesting, December 31, 2011, converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange on the preceding date pursuant to the RSU plan).

(5)	Mr. Regent is more than three years from the normal retirement age (55) for the Executive Retirement Plan; accordingly, his amounts assume three times his 2011 Executive Retirement Plan contributions. Mr. Dushnisky is more than and two and a half years from the normal retirement age for the Executive Retirement Plan; accordingly, his amount assumes two and a half times his 2011 Executive Retirement Plan contributions. Mr. McCreary is more than one and a quarter years from normal retirement age for the Executive Retirement Plan; accordingly, his amount assumes one and a quarter times his 2011 Executive Retirement Plan contributions. Mr. Sokalsky is less than two and half years from normal retirement age for the Executive Retirement Plan; accordingly, his amounts equal (i) his 2011 Executive Retirement Plan contributions multiplied by (ii) a fraction equal to the number of days between December 31, 2011 and the date he reaches normal retirement age for the Executive Retirement Plan divided by 365. Mr. Kinver is past the normal retirement age for the Executive Retirement Plan (55); accordingly, his amount is $0. Interest has not been included in the calculation of the incremental Executive Retirement Plan contributions. Additionally, amounts previously accrued under the Executive Retirement Plan would be paid out. These accrued amounts are shown in the table under “— Executive Retirement Plan Benefits”.

(6)	The agreements effective in February 17, 2010 provide benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of three years for Mr. Regent and two and one-half years for other Named Executive Officers. Barrick will also provide a cash payment in lieu of the continued use of the automobile for a three year period for Mr. Regent and two and one-half years for the other Named Executive Officers. McCreary’s provisions are governed by Barrick’s Change-in-Control Severance Plan, which provided for a continuation period of fifteen months as of December 31, 2011. The annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 31, 2011 (1.0170), and the total costs have then been multiplied by the applicable severance multiple of 3.0 for Mr. Regent; 2.5 for Messrs. Kinver, Sokalsky and Dushnisky; and 1.25 for Mr. McCreary.

Benefits and Perquisites for Severance Calculation

	Group Life	Group AD&D	Group Health	Car Lease	Total	Multiple	Continued Benefits and Perquisites
A. Regent	$8,528	$12,663	$4,326	$24,277	$49,794	3.0x	$149,382
P. Kinver	$11,997	$6,594	$4,326	$35,849	$58,767	2.5x	$146,917
J. Sokalsky	$7,882	$4,437	$4,326	$38,176	$54,822	2.5x	$137,055
K. Dushnisky	$8,776	$5,611	$4,326	$31,376	$50,090	2.5x	$125,226
R. McCreary	$3,051	$3,420	$4,326	$23,043	$33,840	1.25x	$42,300

(7)	The agreements provide for 18 months of job relocation counseling services up to a maximum of Cdn$25,000. The amounts shown here are based on an estimated cost of Cdn$25,000 converted to U.S. dollars based on the Bank of Canada noon rate of exchange as of December 31, 2011 (1.0170).

PART SIX

OTHER INFORMATION

Equity Compensation Plan Information

Barrick has implemented two compensation plans under which Barrick Common Shares have been authorized for issuance. In 1996, shareholder and regulatory approval was obtained to implement Barrick’s Amended and Restated Stock Option Plan (the “Amended and Restated Plan”). In 2004, shareholder and regulatory approval was obtained to implement Barrick’s Stock Option Plan (2004) (the “2004 Plan”), and in 2007, shareholder and regulatory approval was obtained in respect of amendments to the 2004 Plan.

The purpose of the Amended and Restated Plan and the 2004 Plan (collectively, the “Stock Option Plans”) is to provide key employees of the Company and its subsidiaries and consultants compensation opportunities that will encourage share ownership and enhance the Company’s ability to attract, retain and motivate key personnel and reward significant performance achievements. The Company’s directors are eligible to receive options under the Amended and Restated Plan. However, the Company has not granted stock options to non-management directors since May 2003. Non-management directors are not eligible to participate in the 2004 Plan. A Committee of the Board of Directors (the “Committee”) administers the Stock Option Plans. All grants of options by the Committee under the Stock Option Plans are subject to the approval of the Board of Directors, and no option has any force or effect until such approval is obtained.

The following table provides information as of December 31, 2011 and March 1, 2012 regarding the Barrick Common Shares issuable upon the exercise of options outstanding under each of the Stock Option Plans as well as the number of Barrick Common Shares remaining available for issuance under each of the Stock Option Plans.

	Number of Shares Reserved to be Issued Upon Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)				Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in Column(a)
Equity Compensation Plans Approved by Shareholders(1)	as at December 31, 2011	as at March 1, 2012	as at December 31, 2011		as at March 1, 2012		as at December 31, 2011	as at March 1, 2012
Amended and Restated Stock Option Plan (2002)	1,095,025	1,067,025	Cdn$	26.54	Cdn$	26.46	6,141,562	6,166,562
Stock Option Plan (2004)	5,626,142	6,297,205	US$	41.88	US$	42.86	2,221,718	1,447,062

(1)	In addition, Barrick inherited the stock option plan of Placer Dome Inc. in connection with its acquisition of that company. As at December 31, 2011, 150,651 Barrick Common Shares were issuable upon exercise of outstanding options under the Placer Dome Inc. 1987 Stock Option Plan, with a weighted average exercise price of US$18.01. As at March 1, 2012, 135,784 Barrick Common Shares were issuable upon exercise of outstanding options under the Placer Dome Inc. 1987 Stock Option Plan, with a weighted average exercise price of US$18.33. Excluding Barrick Common Shares to be issued upon exercise of outstanding options, no Barrick Common Shares remain available for future issuance under the Placer Dome Inc. 1987 Stock Option Plan. Options granted under the Amended and Restated Stock Option Plan are priced in Canadian dollars. Outstanding options granted under the Placer Dome Inc. 1987 Stock Option Plan were issued in U.S. dollar exercise prices. Options granted under the Stock Option Plan (2004) are priced in U.S. dollars. For the purpose of determining the weighted average exercise prices, Canadian dollar exercise prices were converted to U.S. dollars using the Bank of Canada noon rate of exchange as at December 31, 2011 and March 1, 2012, respectively.

Key Features of Barrick’s Stock Option Plans

	Amended and Restated Plan	2004 Plan
Maximum Number of Barrick Common Shares Issuable	35,000,000 Barrick Common Shares	16,000,000 Barrick Common Shares

Total Barrick Common Shares Issued and Issuable as of March 1, 2012	22,634,188 Barrick Common Shares, representing 2.26% of the Company’s outstanding capital as of that date.(1)	14,552,938 Barrick Common Shares, representing 1.45% of the Company’s outstanding capital as of that date.(2)

Stock Options Available for Issue as of March 1, 2012	6,166,562 stock options remained available for grant, representing 0.62% of the Company’s then outstanding capital.	1,447,062 stock options remained available for grant representing 0.14% of the Company’s then outstanding capital.

Stock Options Issued in 2011	No stock options were issued in 2011.	538,359 stock options were issued in 2011, representing 0.05% of the Company’s outstanding capital as at December 31, 2011.

Issuance Limits	The total number of Barrick Common Shares to be optioned to any optionee together with any Barrick Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Common Shares outstanding at the date of the grant of the option.	The total number of Barrick Common Shares to be optioned to any optionee together with any Barrick Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Common Shares outstanding at the date of the grant of the option.

In addition, the 2004 Plan (a) limits the aggregate number of Barrick Common Shares issuable to insiders of the Company pursuant to options granted under the 2004 Plan or any other share compensation arrangement of the Company to not greater than 10% of the total issued and outstanding Barrick Common Shares and (b) limits the number of Barrick Common Shares issued to insiders in any one year period under options granted under the 2004 Plan or any other share compensation arrangement of the Company to not greater than 10% of the issued and outstanding Barrick Common Shares.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	10 years from date of grant.

Strike Price	The exercise price of each option granted under the Amended and Restated Plan is determined by the Committee. The exercise price of each option granted may not be less than the closing price of a Barrick Common Share on the Toronto Stock Exchange on the last trading day before the day the option is granted.

(1)	As of March 1, 2012, 21,490,913 Barrick Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 2.15% of the Company’s outstanding capital as of that date. As of March 1, 2012, there were options outstanding to purchase an aggregate of 1,067,025 Barrick Common Shares under the Amended and Restated Plan, representing 0.11% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled.

(2)	As of March 1, 2012, 8,255,733 Barrick Common Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.83% of the Company’s outstanding capital as of that date. As of March 1, 2012, there were options outstanding to purchase an aggregate of 6,297,205 Barrick Common Shares under the 2004 Plan, representing 0.63% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of ten years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options	Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments	The Board of Directors may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board of Directors deems appropriate, subject to required regulatory or shareholder approval where required, provided that, any amendment or termination may not alter or impair in any materially adverse fashion any option previously granted to an optionee under the Amended and Restated Plan without the consent of the optionee.

Key Terms and Conditions of the 2004 Plan

Maximum Option Term	7 years from date of grant.

Strike Price	The exercise price of each option granted under the 2004 Plan is determined by the Committee. The exercise price of each option granted may not be less than the closing price of a Barrick Common Share on either the Toronto Stock Exchange or the New York Stock Exchange, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of (a) the market price of the Barrick Common Shares at the time of the grant, and (b) the market price of the Barrick Common Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise price has been fixed.

“Blackout Period” means a period in which trading of Barrick securities by an option holder is restricted pursuant to (a) the Company’s written policies (such as its Insider Trading Policy) or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options	Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change-in-control agreement with the Company in the event of a change-in-control of Barrick.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.

Expiry of Options	Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause, and retirement.

The expiry date of any option outstanding is extended in the event the option would otherwise expire during or within 10 business days of a Blackout Period to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, the Committee may in some of these cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments	The Board of Directors may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board of Directors determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of amendments that are not material that the Board of Directors is entitled to make without shareholder approval.

Performance Measures	Subject to the approval of the Board of Directors, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual. The Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results.

Directors’ and Officers’ Insurance and Indemnification

During 2011, Barrick purchased insurance for the benefit of directors and officers of Barrick and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Business Corporations Act (Ontario). The premium for such insurance was $1.65 million. The policy provides coverage to each director and officer of $250 million in the policy year from July 12, 2011 to July 12, 2012.

In accordance with the provisions of the Business Corporations Act (Ontario), Barrick’s by-laws provide that Barrick will indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with the Company or other entity if the individual acted honestly and in good faith with a view to the best interests of the Company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Company’s request. If Barrick becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Availability of Disclosure Documents

Barrick will provide to any person, upon request to its Investor Relations Department, a copy of:

(1)	its 2011 Annual Report, including management’s discussion and analysis of financial and operating results;

(2)	its latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(3)	its consolidated financial statements for the year ended December 31, 2011, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

(4)	its Management Proxy Circular for its last Annual Meeting of Shareholders.

These documents, as well as additional information relating to Barrick, are available on www.barrick.com and www.sedar.com. Financial information about Barrick is provided in the Company’s consolidated financial statements and management’s discussion and analysis of financial and operating results for the year ended December 31, 2011, copies of which may be obtained by shareholders by contacting Barrick as set out below.

Barrick’s Investor Relations Department may be reached at:

Toll-free number within Canada and the United States: 800-720-7415

Telephone: 416-861-9911

Fax: 416-861-0727

Email: investor@barrick.com

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street

P.O. Box 212

Toronto, Ontario M5J 2S1

Canada

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors. A copy of this Circular has been sent to each director, each shareholder entitled to notice of the Meeting, and the auditors of the Company.

Toronto, Ontario, March 16, 2012	By Order of the Board of Directors,

Faith T. Teo
Vice-President, Assistant General Counsel and Secretary

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the “Board”) is responsible for the stewardship of Barrick Gold Corporation (the “Company”) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities shall include:

Oversight of Management

1.	Through the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Chairman of the Board, the Chief Executive Officer (“CEO”) and other senior officers.

2.	Through the actions of the Board and its individual directors and through Board’s interaction with and expectations of senior officers, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Company, and that the CEO and other executive officers create a culture of integrity throughout the Company.

3.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

4.	Developing and approving position descriptions for each of the Chairman of the Board, CEO and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

5.	Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

6.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

7.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

8.	Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

9.	Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including for the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

A-1

Business Strategy

10.	Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

11.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

12.	Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

13.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

14.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

15.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the Chairman of the Corporate Governance and Nominating Committee.

Corporate Governance

16.	Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

17.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

18.	Ensuring that the Board receives from senior officers the information and input required to enable the Board to effectively perform its duties.

19.	Overseeing, through the Corporate Governance and Nominating Committee, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

20.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

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